

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au


02055271

28 September 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

dlw 10/8

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 7 August 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Suspension of Dividend Reinvestment Plan

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne VIC 3000 Box 1411M GPO Melbourne VIC 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972


VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

7 August 2002

SUSPENSION OF DIVIDEND REINVESTMENT PLAN

Village Roadshow Limited announced today that its Dividend Reinvestment Plan ("DRP") would be suspended with immediate effect.

Chairman, Mr. Robert Kirby said: "Given current market conditions, the Company's shares are now trading at a discount to Net Asset Backing and the decision to suspend the DRP avoids unnecessary further dilution of shareholder value in Village Roadshow Limited. The move also represents part of the ongoing capital management of the Company aimed at improving earnings per share."

Mr. Kirby confirmed the Board's current intention to pay a final dividend to A Class Preference shareholders on 20 November 2002.

For further information contact: Mr Peter Foo
Finance Director
03 9667 6696



Web Site: www.villageroadshow.com.au

DATE : 12 August 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 15

BRIEF SUMMARY OF CONTENTS:

Appendix 3Y – Change in Directors' Interests (x2)

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	2 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 AUGUST 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

e of Director: ROBERT GEORGE KIRBY
e of Company: VILLAGE ROA[illegible]HOW LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	1,000	1,000	01-Jan-02		
road Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
e Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
L		**111,920,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
erra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Pre-emption rights over the sale of shares
L		**6,544,167**			

ne of Director: ROBERT GEORGE KIRBY
ne of Company: VILLAGE ROA HOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	167	167	01-Jan-02		
road Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
ge Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
Gatoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
AL		407,073			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

e of Director: ROBERT GEORGE KIRBY
e of Company: AUSTEREO GROUP LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and shareholder of Village Roadshow Ltd
Holdings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
L		251,562,594			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

e of Director: ROBERT GEORGE KIRBY
e of Company: VILLAGE ROA HOW CORPORATION LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
irby	1,000 32,000	33,000	09-Aug-02	$9.00	
ve Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
Gatoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		2,048,880			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

e of Director: ROBERT GEORGE KIRBY
e of Company: VILLAGE ROADSHOW CORPORATION LIMITED
e and Type of Security: PREFERENCE SHARES

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	1,167	1,167	01-Jan-02		
Gatoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
AL		4,059			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	2 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 AUGUST 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

of Director: **JOHN ROSS KIRBY**
of Company: **VILLAGE ROAD_IOW LIMITED**
and Type of Security: **ORDINARY SHARES**

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
L		**111,819,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
rra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Pre-emption rights over the sale of shares
L		**6,544,167**			

of Director: **JOHN ROSS KIRBY**
of Company: **VILLAGE ROAD_IOW LIMITED**
and Type of Security: **A CLASS PREFERENCE SHARES**

TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
atoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**306,906**			

TORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

of Director: JOHN ROSS KIRBY
of Company: AUSTEREO GR[illegible]P LIMITED
and Type of Security: ORDINARY SHARES

TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and Shareholder of Village Roadshow Ltd
oldings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
-		**251,562,594**			

TORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
-		**0**			

of Director: JOHN ROSS KIPRY
of Company: VILLAGE ROAD‿IOW CORPORATION LIMITED
and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
rby	5,320 32,001	37,321	09-Aug-02	$9.00	
e Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
atoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**2,053,201**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

of Director: JOHN ROSS KIRBY
of Company: VILLAGE ROAD_OW CORPORATION LIMITED
and Type of Security: PREFERENCE SHARES

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
rby	778	778	01-Jan-02		
Pty Ltd	689	689	01-Jan-02		Director and shareholder of Zuling Pty Ltd
atoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**4,359**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 16 August 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 6

BRIEF SUMMARY OF CONTENTS:

Appendix 3C and Form 281 – Employee Share Plan Buy back

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street Melbourne VIC 3000 Box 1411M GPO Melbourne VIC 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares and A Class Preference Shares
3	Voting rights *(eg, one for one)*	Voting (one for one) and Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	235,703,127 Ordinary Shares 251,990,637 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive and employee share schemes' rules)

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	17,400 Ordinary Shares 853,190 A Class Preference Shares
15	Price to be offered for shares	$2.63 per Ordinary Share Range from $1.85 to $3.23 per A Class Preference Share

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 August 2002
Company Secretary

Print name: S L Driscoll

== == == == ==

·ASIC registered agent number

281 page 1/2 15 July 2001

lodging party or agent name H A Howard
office, level, building name **or** PO Box no.
street number & name 206 Bourke Street
suburb/city Melbourne state/territory Vic postcode 3000
telephone (03)9667 6534
facsimile (03)9653 1931
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 02/ 09 /02	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

For the purposes of Note 2 "relevant date" means:

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S L DRISCOLL capacity SECRETARY

sign here date 16 / 08 /02


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or



Web Site: www.villageroadshow.com.au

DATE : 28 August 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 7

BRIEF SUMMARY OF CONTENTS:

Appendix 3Y – Change in Directors' Interests (x1)

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	2 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 AUGUST 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

e of Director: GRAHAM WILL' '1 BURKE
e of Company: VILLAGE ROADSHOW LIMITED
e and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	2,400	2,400	01-Jan-02		
AL		2,400			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
Burke	2,000,000	2,000,000	01-Jan-02	$3.00	Expiring 30-Nov-07
Burke	2,000,000	2,000,000	01-Jan-02	$4.00	Expiring 30-Nov-07
Burke	2,000,000	2,000,000	01-Jan-02	$5.00	Expiring 30-Nov-07
AL		6,000,000			

ne of Director:	GRAHAM WILL' 'M BURKE
ne of Company:	VILLAGE ROADSHOW LIMITED
ne and Type of Security:	A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
' Burke	1,390,400	1,390,400	01-Jan-02		
AL		**1,390,400**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		**0**			

e of Director: GRAHAM WILL' ' M BURKE
e of Company: VILLAGE ROADSHOW CORPORATION LIMITED
e and Type of Security: ORDINARY SHARES

:CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	51,972 13,961	65,933	23-Aug-02	$9.00	
il Investments Pty Ltd	3,000	3,000	01-Jan-02		Director and shareholder of Burvil Investments Pty Ltd
AL		68,933			

:CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ıe of Director:	GRAHAM WILL' 'M BURKE
ıe of Company:	VILLAGE ROADSHOW CORPORATION LIMITED
ıe and Type of Security:	PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
' Burke	1,746	1,746	01-Jan-02		
AL		1,746			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			



Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE	:	3 September 2002
FAX TO	:	Australian Stock Exchange Limited Company Announcements Office 1300-300-021
FROM	:	Shaun Driscoll
PAGES	:	1 of 6

SEC MAIL PROCESSING RECEIVED OCT 0 7 2002 WASH. D.C. 154 SECTION

BRIEF SUMMARY OF CONTENTS:

Employee Share Plan Buy-back – App'x 3E, 3F, ASIC Form 284

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	16 August 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		17,400 Ordinary Shares 853,190 A Class Preference Shares
4	Total consideration paid or payable for the shares		$2,570,251.35

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3 September 2002
- Company Secretary

Print name: S L Driscoll

== == == == ==

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	17,400 Ordinary Shares 853,190 A Class Preference Shares
3	Total consideration paid or payable for the shares	$2,570,251.35
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3 September 2002
Company Secretary

Print name: S L Driscoll

== == == == ==

		284 page 1 /1 21 July 2001
ASIC registered agent number		
lodging party or agent name	Heather Howard	
office, level, building name **or** PO Box no.		
street number & name	206 Bourke Street	
suburb/city	Melbourne state/territory Vic postcode 3000	
telephone	(03)9667 6534	
facsimile	(03)9653 1931	
DX number	suburb/city	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name Village Roadshow Limited
ACN 010 672 054

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J — Redeemable preference shares
  - ☐ redeemed out of profits
  - ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E — Capital reduction
- ☒ ss.257H(3) — Shares a company has bought back
- ☐ S.258D — Forfeited shares
- ☐ ss.258E(2) & (3) — Shares returned to a company
  - ☐ under section 651C, 724(2), 737, or 738
  - ☐ under section 1325A (court order)

other, give sect'n ref ☐ ________ (description) ________________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
17,400	Ordinary	$45,762.00
853,190	A Class Preference	$2,524,489.35

Date of registration of cancellation 03 / 09 /2002 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name S L Driscoll capacity Secretary

sign here date 03 / 09 /2002



Web Site: www.villageroadshow.com.au

DATE : 4 September 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 15

BRIEF SUMMARY OF CONTENTS:

Appendix 3Y – Change in Directors' Interests (x2)

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M. GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	12 AUGUST 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 AUGUST 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

of Director:	**ROBERT GEORGE KIRBY**
of Company:	**VILLAGE ROAD ;OW LIMITED**
and Type of Security:	**ORDINARY SHARES**

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
(irby	1,000	1,000	01-Jan-02		
oad Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
e Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
L		**111,920,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
erra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Pre-emption rights over the sale of shares
L		**6,544,167**			

e of Director: **ROBERT GEORGE KIRBY**
e of Company: **VILLAGE ROAD ;OW LIMITED**
e and Type of Security: **A CLASS PREFERENCE SHARES**

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ïrby	167	167	01-Jan-02		
road Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
e Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
Gatoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**407,073**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

of Director: ROBERT GEORGE KIRBY
of Company: AUSTEREO GR P LIMITED
and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and shareholder of Village Roadshow Ltd
Holdings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
L		**251,562,594**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

e of Director: ROBERT GEORGE KIRBY
e of Company: VILLAGE ROAD ;OW CORPORATION LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
(irby	33,000 650	33,650	30-Aug-02	$9.00	
ve Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
Gatoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		2,049,530			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

of Director: ROBERT GEORGE KIRBY
of Company: VILLAGE ROAD .OW CORPORATION LIMITED
and Type of Security: PREFERENCE SHARES

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
irby	1,167	1,167	01-Jan-02		
iatoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**4,059**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	12 AUGUST 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 AUGUST 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

of Director: **JOHN ROSS KIRBY**
of Company: **VILLAGE ROAD .OW LIMITED**
and Type of Security: **ORDINARY SHARES**

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
e Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
L		**111,819,817**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
rra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Pre-emption rights over the sale of shares
L		**6,544,167**			

of Director: **JOHN ROSS KIRBY**
of Company: **VILLAGE ROAD ,OW LIMITED**
and Type of Security: **A CLASS PREFERENCE SHARES**

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
atoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**306,906**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

of Director: **JOHN ROSS KIRBY**
of Company: **AUSTEREO GR P LIMITED**
and Type of Security: **ORDINARY SHARES**

CTORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and Shareholder of Village Roadshow Ltd
Ioldings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
L		**251,562,594**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

of Director: JOHN ROSS KIRBY
of Company: VILLAGE ROAD .OW CORPORATION LIMITED
and Type of Security: ORDINARY SHARES

TORS INTERESTS IN SECURITIES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
by	37,321 650	37,971	30-Aug-02	$9.00	
e Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
atoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		2,053,851			

TORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

of Director: JOHN ROSS KIRBY
of Company: VILLAGE ROAD OW CORPORATION LIMITED
and Type of Security: PREFERENCE SHARES

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
rby	778	778	01-Jan-02		
Pty Ltd	689	689	01-Jan-02		Director and shareholder of Zuling Pty Ltd
Gatoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
L		**4,359**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 12 September 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 28

BRIEF SUMMARY OF CONTENTS:

Appendix 4B Preliminary Final Report

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 September 2002

RESULTS FOR THE YEAR ENDED 30 JUNE 2002

Overview

Village Roadshow Limited has completed the 2002 financial year with a net profit after tax, but before significant items and discontinuing operations, of $73.4 million, marginally ahead of the prior year. After including significant items and discontinuing operations, NPAT was $51.1 million, down slightly on the prior year.

	Excluding Significant Items and Discontinuing Operations			Including Significant Items and Discontinuing Operations		
	FY 2002 A$'000	FY 2001 A$'000	% change	FY 2002 A$'000	FY 2001 A$'000	% change
Profit Before Tax - Continuing	124,863	101,421	23.1%	109,415	150,889	-27.5%
Profit Before Tax - Discontinuing	--	--	--	(4,104)	(67,282)	-93.9%
Tax Expense	(29,971)	(23,110)	29.7%	(29,971)	(23,110)	29.7%
Profit After Tax	**94,892**	**78,311**	21.2%	**75,340**	**60,497**	24.5%
Outside Equity Interests	(21,492)	(5,418)	296.7%	(24,239)	(5,418)	347.4%
NPAT Attrib to Members	**73,400**	**72,893**	0.70%	**51,101**	**55,079**	-7.2%

The current financial year was the first full year result following the float of Austereo Group Limited with outside equity interest share increasing by $18.8 million. This has been offset by the strong turnaround in the performance of the exhibition business.

Managing Director Graham Burke said, "Our overall result was excellent given the full year dilutive effect of the float of Austereo. As we predicted, Exhibition has rebounded strongly and has returned to its position as a major contributor of earnings to the group. In fact if not for the unexpected collapse of the Argentine Peso, which saw the division write off its investment, it would have been a stellar profit year for Exhibition. Strong product including *Harry Potter, Lord of the Rings* and *Ocean's Eleven* all contributed to the turnaround. Our distribution business also benefited from the improvement in product during the year."

"Considering tough market conditions with the global advertising spending slump and the fall out from September 11, the solid results from radio and theme parks speak volumes about the power of our brands and the excellence of the management teams running these businesses."

"In production we have had another solid year's performance as we build the platform for future growth."

Driving the result was a return to profitability of the group's exhibition division which, due to improved product, new site openings and the continuing impact of restructuring initiatives, increased profit before tax and significant items for continuing operations to $28.6 million from a loss of $15.3 million last year. Australia, New Zealand, Korea, Italy and UK all experienced significant growth during the year.


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

The theme parks division also performed strongly, delivering an increase in profit before tax and significant items of 23.1% to $13.8 million. This was achieved despite reduced international tourism due to the events of September 11 and the collapse of Ansett Airlines. In addition Village Roadshow successfully completed its joint takeover of the Sea World Property Trust during the year.

A solid result was achieved by the group's listed radio company, Austereo Group Limited, despite a decline in worldwide media advertising spend and increased competition in the commercial FM market. The division delivered a profit before tax and significant items of $70.1 million, compared to last year's result of $75.0 million, and after tax profit of $57.0 million, 12.5% higher than for the previous period.

The profit before tax and significant items for the production division was down 36% for the year ended 30 June 2002. This was due to a decrease in the number of films released and/or produced in the current financial year compared to last year with the division focusing on restructuring its financing facilities to provide an appropriate funding structure going forward.

Profit from the company's distribution business was slightly up on last year with films such as *Harry Potter* and *Lord of the Rings* driving strong domestic box office growth.

Significant items during the period totalling a loss of $18.2 million after tax included $19.2 million relating to a foreign currency loss following the devaluation of the Argentine peso.

The improved trading performance produced an increase in operating cash flow for the group. The company's balance sheet remained strong with net assets of $1.2 billion and net debt of $45.8 million versus $48.9 million last year.

Final Dividend

A dividend on the A Class preference shares of 10.175 cents per share has been recommended, unchanged from the prior year. This preference dividend will be franked to approximately 90%. Ordinary dividends have been suspended.

Operational Performance

Exhibition

There has been a significant improvement in the performance of the exhibition division with a 40% increase in segment revenue before significant items in continuing territories from $290 million to $406 million with the division contributing $28.6 million to profit before tax and significant items on continuing businesses, compared with a loss of $15.3 million last year (representing a $44 million turnaround).

Reported EBITDA for the exhibition division increased by 97% to $82.6 million. VRL's share of underlying EBITDA for continuing operations increased by 23% to $113.8 million.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Year Ended June 2002			Year Ended June 2001		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	298,774	74,712	27,672	258,269	66,900	24,926
Asia/New Zealand	260,243	84,286	37,538	202,271	62,482	28,986
Europe	392,512	92,526	44,271	300,349	71,132	25,823
South America	20,977	7,778	4,278	50,725	23,047	12,676
Total	**972,506**	**259,302**	**113,759**	**811,614**	**223,561**	**92,411**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this

Attendances were up, with a total increase in continuing territories of 19% from 89 million last year to 106 million this year. Approximately 12% of this increase was from new sites opened during the year.

The improved trading conditions have been partially driven by a resurgence in quality product with stand out movies during the year including *Harry Potter*, *Lord of the Rings*, *Monsters Inc*, *Bridget Jones Diary*, *Cats and Dogs*, *Ocean's Eleven*, *Ice Age*, *Spy Kids*, *A Beautiful Mind*, *Spider Man*, *Star Wars Episode 2* and *Swordfish*.

In addition to the strong trading performance, the division has continued to progress its restructuring program. Investments in India, Thailand and Malaysia were all divested during the year, taking the number of remaining territories down to 11.

A total of 15 new sites were opened across the UK, Taiwan, Italy, Australia, Korea and the Czech Republic, taking the number of sites to 174 and the number of screens to 1514. Total capital expenditure for the year was $105 million compared to $119 million last year. During 2003, a further 12 sites are expected to open.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2001		Opened/(Closed) During 2001/2002		As at June 2002		To be Developed During 2002/2003	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	76	571	1	16	77	587	-	5
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	-	-	1	8	1	14
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	9	92	2	29	11	121	2	18
Korea	5	55	3	24	8	79	3	23
New Zealand	15	88	(3)	(12)	12	76	-	-
Singapore	9	64	(1)	(6)	8	58	-	-
Taiwan	1	17	4	43	5	60	4	31
United Kingdom	35	354	5	48	40	402	2	21
Total	**163**	**1,372**	**11**	**142**	**174**	**1,514**	**12**	**112**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

All regions except South America reported improvements in overall performance.

Australasia

Australia and New Zealand both recorded significant increases in admissions and earnings due mainly to a significantly better product line up than the prior year. Cost savings, also contributed to the strong result in each of these territories.

Despite the impact of curfews during the year due to political unrest, Fiji has also delivered improvements in admissions and earnings for the year ended 30 June 2002.

Europe

During the year, Village increased its shareholding in the Greece circuit from 50% to 100%. Operating earnings were up 15% on the prior year.

The Czech Republic delivered a poor result which was down on last year and the market has not grown. A second site opened in July and while initial trading was satisfactory, it subsequently slumped in August due to the floods and the closure of the underground which is not scheduled to reopen until year end.

The performance of the United Kingdom has been excellent with a strong increase in admissions and earnings across the total territory. While five new sites opened during the year, the results were disappointing, reflecting the fact that it takes time to grow attendances in the United Kingdom.

Asia

The division's restructuring program continued this year in the Asian region with the divestment of Village's investments in India, Malaysia and Thailand. The sale of Thailand gave rise to a small loss against the carrying value and the proceeds from the sale of India and Malaysia were in line with the book value of Village Roadshow's investment in these territories.

Korea was the main contributor to the division's Asian operations during the year with the opening of three new sites assisting strong revenue and EBITDA growth. The anticipated increase in competition has not as yet impacted the territory's results. The opening of an additional three sites during the 2003 financial year will involve continued capital expenditure during the year.

The opening of three new sites in Taiwan has contributed to increased admissions in the territory with a further four new sites scheduled for development in the 2003 financial year.

Singapore contributed a solid result with both EBITDA and profit before tax above last year.

South America

The continuing uncertain economic conditions in Argentina adversely affected the performance of this territory although admissions are only down 10% on last year.

The most significant event during the year was the currency switch on 8 January 2002 and the related move to a fully floating exchange rate. The currency switch resulted in a foreign exchange loss of A$19.2 million which has been included in the group results as a significant item.

On the positive side, Village has reduced its share of the circuit's debt during the year from US$66.5 million to US$34.5 million and the business continues to service its financial obligations.

For the first time, results from the Leisure business are reported within Exhibition. This business contributed positive earnings to the division's result.

Radio

The first full financial year since being listed in March 2001 was characterised by difficult trading conditions for Austereo Group Limited, with both a down turn in advertising spend across all media and the launch of new commercial FM radio stations in Sydney, Melbourne and Brisbane, targeting existing Austereo formats. Despite this, after tax profit of $57 million was 12.5% higher than the previous year's result.

In the most recent AC Nielson ratings survey published in August 2002, Austereo commanded a market share of 45.6% in its target under 40 demographic in the five largest capital cities and now holds the number one ranked station for the 10 plus audience in each of Sydney, Brisbane, Adelaide and Perth, as well as in the regional markets, Canberra and Newcastle. It also holds the number one FM position in Melbourne and has regained the number 2 position for 10 plus in Brisbane.
This was achieved through strong programming initiatives and innovative sales strategies, along with careful cost management throughout the Australian and overseas operations.

During the year, the Malaysian radio joint venture doubled its contribution to the division's results. The five national FM networks now reach over 7.4 million listeners and have increased revenue by 23% over last year. Austereo's Athens radio station was also successfully launched, capturing the number one market share position and has made a positive contribution to earnings in its first year of operations.

Two of Austereo's non-radio businesses, Simon Richards Group and mcm international achieved significant improvements in performance during the year, returning to profit. The division again demonstrated its ability to generate new revenue streams with the highly successful Rumba concerts.

Included in Austereo's results is a profit on sale of 50% of its Newcastle station to RG Capital of $6.5 million, which is included after outside equity interests as a significant item in the group results.

Further information on Austereo Group Limited (ASX code AEO) can be obtained from its separate earnings announcement that is available on its website at www.austereo.com.au.

Production

The financial year ended 30 June 2002 saw the production division contribute a profit before tax and significant items of $23.7 million. This compares to a contribution of $36.9 million for the previous year.

The decrease in earnings was primarily due to the decrease in the number of movies produced and /or released during the period.

Films released during the year were *Training Day, Hearts in Atlantis, Don't Say A Word, The Majestic, Zoolander, Queen of the Damned , Ocean's Eleven and Showtime.* Total box office for these films was approximately $1.6 billion.

A further two movies have been released since 30 June 2002, *Eight Legged Freaks* and *Pluto Nash,* taking the number of titles co-produced and released to date by the division to 27. The box office performance of *Pluto Nash* to date has been disappointing.

The slow down in output from last year was principally due to the focus on securing new financing arrangements in order to provide an appropriate funding structure for the business going forward.

Further films to be released in the 2003 financial year include *Ghost Ship, Analyze That, Two Weeks Notice, Fuel To The Fire, Dream Catcher* and *Matrix Reloaded.* In addition, a third Matrix film, *Matrix Revolutions* is expected in the 2004 financial year.

Theme Parks

The theme park division had another successful year contributing a profit before tax and significant items of $13.8 million, a 23.1% increase on last year's contribution of $11.3 million.

Overall attendances for the theme parks increased 1.7% on the previous year, from 3.15 million in 2001 to 3.2 million in 2002. The attendance growth was achieved despite reduced international tourism, which fell by 9% following the events of September 11 and the collapse of Ansett airlines. Domestic tourists increased by 6%.

Introduction of the Polar Bear Cubs in December 2001 helped Sea World achieve a 2.2% increase in attendances during the year. Attendances at Warner Bros. Movie World were marginally less than last year, however the Scooby Doo Spooky Coaster ride, which was introduced in July 2002, has already provided an improvement in operating performance. Wet 'n' Wild produced its 10th consecutive year of attendance increases with a further rise of 4.2% despite no new attractions opening during the year.

The result for Warner Roadshow Studios was slightly down on last year, which included nine months of filming of the movie Scooby Doo.

Sea World Nara Resort achieved a 27.7% increase in net profit due mainly to improved occupancy and room rates following the completion of room refurbishments.

In March 2002, Village Roadshow and Warner Bros. finalised their takeover offer for minority interests in the Sea World Property Trust with each shareholder holding 50%. This, together with further proposed restructuring is expected to generate $2 to $3 million in costs savings per annum.

Distribution

The distribution division recorded a profit before tax and significant items that was 16.5% higher than last year's result.

Theatrical distribution benefited from the strong performance of the Australian box office which was up 6.7% on last year, boosted by successful titles such as *Harry Potter and the Philospher's Stone, The Fellowship of the Ring, Ocean's Eleven* and *Cats & Dogs*.

Roadshow Entertainment also performed strongly compared with last year with DVD growth and strong sales of ABC and BBC product driving the improvement.

The result for distribution for television was slightly lower than last year.

Other Businesses

Other businesses include head office operations, including corporate overheads. Contributions from other businesses remained relatively unchanged from last year.

Summary

During the year, the Company has continued on its restructuring programme. This has led to a major turnaround in the core exhibition division and an increased ownership of the theme parks, resulting in a simplification of reporting. This, together with an ongoing aggressive review of overheads, has resulted in the overall divisions, prior to significant items, achieving their budgeted results.

For further enquiries, please contact:
Graham Burke
Managing Director
(03) 9667 6602

A copy of this release can also be found at **www.villageroadshow.com.au**

Table of Contents


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

RULES 4.1, 4.3

APPENDIX 4B

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

Village Roadshow Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
43 010 672 054		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities – continuing operations *(item 1.1)*	Down	26%	To	794,834
Profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.22)*	Down	55%	To	55,205
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of			--
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	7%	To	51,101

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* - Ords	Nil	Nil
- Prefs	10.175c	9.205c
Interim dividend *(Half yearly report only - item 15.6)*	--	--
Previous Corresponding Period:		
Final dividend *(Preliminary final Report - item 15.5)* - Ords	7.175c	2.817c
- Prefs	10.175c	3.995c
Interim dividend *(Half yearly report - item 15.7)*	--	--

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 6 November 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
N/A

If this is a half yearly report, it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period $A'000	Previous corresponding period $A'000
Continuing operations			
1.1	Revenues from ordinary activities *(see items 1.23 – 1.25)*	794,834	1,067,938
1.2	Expenses from ordinary activities *(see items 1.26 + 1.27)*	(664,946)	(903,216)
1.3	Borrowing costs	(25,447)	(40,330)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	4,974	26,497
1.5a	**Profit (loss) from ordinary activities before tax**	**109,415**	**150,889**
1.6a	Income tax on ordinary activities *(see note 4)*	29,971	23,110
1.7a	Profit (loss) from ordinary activities after tax	79,444	127,779
1.8a	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9a	Net Profit (loss)	79,444	127,779
1.10a	Net Profit (loss) attributable to outside +equity interests	24,239	5,418
1.11a	**Net Profit (loss) for the period attributable to members - continuing operations**	**55,205**	**122,361**
Discontinuing operations *(see pages 15 & 16 for full details)*			
1.5b	**Profit (loss) from ordinary activities before tax**	**(4,104)**	**(67,282)**
1.6b	Income tax on ordinary activities *(see note 4)*	--	--
1.7b	Profit (loss) from ordinary activities after tax	(4,104)	(67,282)
1.8b	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9b	Net Profit (loss)	(4,104)	(67,282)
1.10b	Net Profit (loss) attributable to outside +equity interests	--	--
1.11b	**Net Profit (loss)for the period attributable to members – discontinuing operations**	**(4,104)**	**(67,282)**
1.11	**Net profit (loss) for the period attributable to members**	**51,101**	**55,079**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	--	(7,398)
1.13	Net exchange differences recognised in equity	(60,233)	42,013
1.14	Other revenue, expense and initial adjustments recognised directly in equity (being increase/(decrease) in Capital Profits Reserve)	19	(38)
1.15	Initial adjustments from UIG transitional provisions	--	--
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(60,214)	34,577
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(9,113)**	**89,656**

Earnings per security (EPS)

		Current period	Previous corresp. period
1.18	Basic EPS	10.80c	12.98c
1.19	Diluted EPS	10.80c	12.98c

Notes to the condensed consolidated statement of financial performance follow.

Profit (loss) from ordinary activities attributable to members – continuing operations

		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7a)*	79,444	127,779
1.21	Less (plus) outside +equity interests	24,239	5,418
1.22	**Profit (loss) from ordinary activities after tax, attributable to members – continuing operations**	**55,205**	**122,361**

Revenue and expenses from ordinary activities - continuing operations (See note 15)

		Current period $A'000	Previous corresponding period $A'000
1.23	Sales revenue	699,784	662,038
1.24	Interest revenue	23,249	23,750
1.25	Other relevant revenue		
	Commissions/fees	21,425	26,515
	Sale of non-current assets	22,519	330,074
	Rental income	8,475	6,036
	Other income	19,382	19,525
	Total Revenues from ordinary activities - continuing operations	**794,834**	**1,067,938**
1.26	Details of relevant expenses:		
	Employee expenses	172,837	162,363
	Cost of Goods Sold	13,485	14,219
	Occupancy expenses	134,247	115,694
	Film hire and other film expenses	101,490	99,231
	Net book value of assets sold	15,914	138,693
	Net foreign currency (gains) and losses	(4,254)	989
	Deferred expenditure & development costs written off	5,040	73,640
	Provision for write down of assets, legal settlements and lease exit costs	2,269	45,818
	Management & service fees paid	7,832	6,174
	Advertising and promotions	20,923	16,467
	Regulatory and licence fees	17,012	#
	Agency discounts	17,760	#
	Telecommunications	7,202	#
	Bad and doubtful debts	1,660	30,023
	General administration and other expenses	92,555	147,052
1.27	Depreciation and amortisation excluding amortisation of intangibles	54,436	49,412
	Amortisation of Intangibles	4,538	3,441
	Total Expenses from ordinary activities - continuing operations	**664,946**	**903,216**

Comparative numbers not presented due to revision in accounting standard

Capitalised outlays

1.28	Interest costs capitalised in asset values	1,033	--
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	--	--

Consolidated retained profits

		Current period $A'000	Previous corresp. period $A'000
1.30	Retained profits (accumulated losses) at the beginning of the period	100,878	87,018
1.31	Net profit (loss) attributable to members *(item 1.11)*	51,101	55,079
1.32	Net transfers from (to) reserves (details of material)	249	--
1.33	Net effect of changes in accounting policies	--	--
1.34	Dividends and other equity distributions paid or payable	25,276	41,219
1.35	**Retained profits (accumulated losses) at end of financial period**	**126,952**	**100,878**

Reconciliation of profit from continuing operations excluding specific/significant Items

	Current period $A'000	Previous corresp. Period $A'000
Net Profit (loss) for the period attributable to members - continuing operations (item 1.11a)	55,205	122,361
Less: Specific/significant Items after tax (see below)	(18,195)	49,468
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**73,400**	**72,893**

Calculation of Income tax on ordinary activities (Item 1.6a & 1.6b)

	Current period $A'000	Previous corresponding period $A'000
Income tax attributable to reported profit from ordinary activities- continuing operations *(item 1.5a)*	32,824	51,302
Non tax deductible expenses	1,623	15,246
Non-taxable income	(16,457)	(17,790)
Current losses not booked/prior year losses not previously brought to account now utilised	9,917	(21,113)
After-tax equity profits/losses included in pre-tax profit	2,270	(2,112)
After-tax partnership profits/losses included in pre-tax profit	(206)	(2,423)
Income tax expense/(credit) – continuing operations	**29,971**	**23,110**
Income tax expense/(credit) – discontinuing operations	--	--
Total Income tax expense/(credit)	**29,971**	**23,110**

Intangible and extraordinary items – continuing Operations

		Consolidated – current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	4,044	--	--	4,044
2.2	Amortisation of other intangibles	494	--	--	494
2.3	**Total amortisation of intangibles**	**4,538**	--	--	**4,538**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Specific/significant items

Profit (loss) from ordinary activities after tax – continuing operations (item 1.7a) contains the following specific items which are relevant in explaining the financial performance of the group (previous year amounts are items classified as 'significant')

	Current year $A'000	Previous year $A'000
Partial sale of controlled entity:		
Proceeds	11,753	314,908
Cost of Investment sold	(4,072)	(123,658)
Profit from partial sale of controlled entity	7,681	191,250
Loss on currency devaluation - associate	(19,154)	--
Write-down of assets and loans	(3,975)	(73,914)
Deferred expenditure written-off on change of accounting policy	--	(62,658)
Provision for legal settlements and lease exit costs	--	(5,210)
Total profit (loss) from specific items before tax	**(15,448)**	**49,468**
Related tax	--	--
Total profit (loss) from specific items after tax	**(15,448)**	**49,468**
Outside Equity Interest	(2,747)	--
Total attributable profit (loss) from specific items after tax	**(18,195)**	**49,468**

Comparison of half year profits – continuing operations *(Preliminary final report only)*

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations reported for the *1st* half year (item 1.22 in the half yearly report)	45,182	45,882
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations for the *2nd* half year	10,023	76,479

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	265,661	303,294	313,315
4.2	Receivables	217,643	207,368	218,089
4.3	Investments	--	--	--
4.4	Inventories	2,773	3,158	2,961
4.5	Tax assets	2,271	308	--
4.6	Other (includes production work in progress)	29,032	32,706	35,641
4.7	**Total current assets**	**517,380**	**546,834**	**570,006**
	Non-current assets			
4.8	Receivables (refer note 1 below)	342,125	283,817	269,714
4.9	Investments (equity accounted)	332,333	366,023	373,400
4.10	Other investments	15,710	14,763	18,816
4.11	Inventories	--	--	--
4.12	Exploration and evaluation expenditure capitalised	--	--	--
4.13	Development properties (+mining entities)	--	--	--
4.14	Other property, plant and equipment (net)	448,791	392,693	440,877
4.15	Intangibles (net)	50,557	44,595	51,985
4.16	Tax assets	9,104	--	10,004
4.17	Other (see below)	475,357	467,493	478,116
4.18	**Total non-current assets**	**1,673,977**	**1,569,384**	**1,642,912**
4.19	**Total assets**	**2,191,357**	**2,116,218**	**2,212,918**
	Current liabilities			
4.20	Payables	377,229	229,749	271,261
4.21	Interest bearing liabilities	17,880	17,752	18,963
4.22	Tax liabilities	6,977	7,267	14,032
4.23	Provisions (excluding tax liabilities)	44,922	74,347	33,566
4.24	Other (includes unearned income – partially offset by other current assets relating to film production)	10,139	11,745	10,194
4.25	**Total current liabilities**	**457,147**	**340,860**	**348,016**
	Non-current liabilities			
4.26	Payables	77,424	75,490	66,059
4.27	Interest bearing liabilities - excl. convertible notes	267,937	300,435	293,742
	- convertible notes	25,643	33,973	34,065
4.28	Tax liabilities	76,973	59,214	71,020
4.29	Provisions (excluding tax liabilities)	9,188	13,812	14,324
4.30	Other (includes unearned income)	75,436	67,160	84,821
4.31	**Total non-current liabilities**	**532,601**	**550,084**	**564,031**
4.32	**Total liabilities**	**989,748**	**890,944**	**912,047**
4.33	**Net assets**	**1,201,609**	**1,225,274**	**1,300,871**
	Equity			
4.34	Capital/contributed equity - excl. convertible notes	932,004	923,067	933,019
	- convertible notes	14,866	14,866	14,866
4.35	Reserves	(14,914)	45,299	54,852
4.36	Retained profits (accumulated losses)	126,952	100,878	146,424
4.37	**Equity attributable to members of the parent entity**	**1,058,908**	**1,084,110**	**1,149,161**
4.38	Outside +equity interests in controlled entities	142,701	141,164	151,710
4.39	**Total equity**	**1,201,609**	**1,225,274**	**1,300,871**
4.40	Preference capital included as part of 4.37	**629,356**	**619,276**	**629,942**

Other non-current assets (Item 4.17)

	At end of Current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Radio licences (refer note 2 below)	465,632	461,108	472,205
- Accumulated amortisation	(600)	(300)	(450)
	465,032	460,808	471,755
Other (including security deposits/ prepayments)	10,325	6,685	6,361
Total Other Non-Current Assets	**475,357**	**467,493**	**478,116**

Notes to the condensed consolidated statement of financial position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$26.2 million, based on 30 June 2002 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2002, Austereo Group Limited reflect the value of Radio Licences at cost of $927.1 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost of $465.0 million. Both the $927.1 million and $465.0 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised & 6. Development properties - N/A

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	853,366	768,627
7.2	Payments to suppliers and employees	(648,011)	(583,061)
7.3	Dividends received from associates	11,974	11,382
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	24,289	26,114
7.6	Interest and other costs of finance paid	(26,002)	(42,533)
7.7	Income taxes paid	(26,832)	(3,845)
7.8	Other (partnership profits, exchange profits)	686	8,076
7.9	**Net operating cash flows**	**189,470**	**184,760**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(91,316)	(129,198)
7.11	Proceeds from sale of property, plant and equipment	11,540	71,942
7.12	Payment for purchases of equity investments	(48,573)	(49,928)
7.13	Proceeds from sale of equity investments	20,426	332,817
7.14	Loans to other entities	(151,707)	(45,565)
7.15	Loans repaid by other entities	113,946	83,875
7.16	Other (development costs, invest. in films, security deposits and radio licence ($11.1m))	(3,673)	(824)
7.17	**Net investing cash flows**	**(149,357)**	**263,119**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	19,779	9,202
7.19	Proceeds from borrowings	93,612	106,688
7.20	Repayment of borrowings	(127,672)	(289,927)
7.21	Dividends paid	(53,747)	(40,411)
7.22	Other (incl. payments for buyback of shares)	(9,718)	--
7.23	**Net financing cash flows**	**(77,746)**	**(214,448)**
7.24	**Net increase (decrease) in cash held**	**(37,633)**	**233,431**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	303,294	69,863
7.26	Exchange rate adjustments to item 7.25.	--	--
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**265,661**	**303,294**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous Corresponding Period $A'000
8.1	Cash on hand and at bank	110,974	11,610
8.2	Deposits at call	154,687	291,684
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	**265,661**	**303,294**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax - continuing operations *(item 1.5a)* as a percentage of revenue - continuing operations *(item 1.1)*	13.8%	14.1%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.11a)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	5.2%	11.3%

Earnings per security (EPS)		Current period	Previous Corresponding period
10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB1027: Earnings Per Share are as follows.		
	Basic EPS [1,3]	10.80c	12.98c
	Total EPS [2]	10.60c	11.64c
	Basic EPS (excluding specific items & discontinuing operations)	20.25c	20.84c
	Total EPS (excluding specific items & discontinuing operations)	15.22c	15.56c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	235,837,637	236,843,891
	Total Shares	482,294,067	473,920,218

1. Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
2. Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
3. Diluted EPS is not materially different to Basic EPS.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.12	$2.20

inuing Operations – Current Period

the year ended 30 June 2002, the economic entity progressed its restructuring program by selling its cinema operations in Malaysia, Thailand and India. Therefore, the results of these ions have been classified as discontinuing for both the current and previous corresponding periods, in accordance with Accounting Standard AASB 1042: Discontinuing Operations. al activity for the operations which were discontinued in prior periods is also disclosed below. The results of discontinuing cinema operations are included in the Exhibition business nt and European and Asian geographic segment, and the results of discontinuing old production operations are included in the Production business segment and the Australian and USA aphic segments. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand Current period $A'000	India Current period $A'000	Germany Current period $A'000	Austria Current period $A'000	Switzerland Current period $A'000	Hungary Current period $A'000	France Current period $A'000	Malaysia Current period $A'000	Total Exhibition Current period $A'000	Production Current period $A'000	Total Group Current period $A'000
al Performance Information											
venue	--	--	--	11,383	--	--	--	--	11,383	--	11,383
venue (incl. assoc. profits (losses))	21,542	3,276	1,709	114	107	--	538	--	27,286	1,885	29,171
expense	--	--	--	1	--	--	--	--	1	21	22
xpenses	24,715	2,925	2,299	14,133	(58)	--	572	(350)	44,236	400	44,636
ng profit (loss) from discontinuing tions before tax	(3,173)	351	(590)	(2,637)	165	--	(34)	350	(5,568)	1,464	(4,104)
w Information											
nsolidated net cashflows of the ntinuing operation during the ting period were as follows:											
rating cashflows	(150)	--	(1,897)	(2,883)	--	--	--	--	(4,930)	(598)	(5,528)
sting cashflows	7,650	--	(4,179)	--	--	--	--	650	4,121	--	4,121
ncing cashflows	588	--	--	2,947	--	--	--	--	3,535	--	3,535
t cashflows	8,088	--	(6,076)	64	--	--	--	650	2,726	(598)	2,128
al Position/Other Information											
- carrying amount at balance date	11,766	3,000	20,104	1,800	--	--	--	4,979	41,649	--	41,649
s at balance date	--	100	8,819	3,871	--	--	--	--	12,790	4,013	16,803
ets at balance date	11,766	2,900	11,285	(2,071)	--	--	--	4,979	28,859	(4,013)	24,846
ets disposed of or written-down	23,438	2,773	--	--	--	--	--	6,031	32,242	(1,464)	30,778
rice of net assets disposed	19,416	3,000	--	--	--	--	--	6,381	28,797	--	28,797
oss) on disposal/write-down of net s	(4,022)	227	--	--	--	--	--	350	(3,445)	1,464	(1,981)
pense (credit) relating to the sal/write-down of net assets	--	--	--	--	--	--	--	--	--	--	--

inuing Operations – Previous Corresponding Period

	Thailand Previous corresp. period $A'000	India Previous corresp. period $A'000	Germany Previous corresp period $A'000	Austria Previous corresp period $A'000	Switzerland Previous corresp period $A'000	Hungary Previous corresp period $A'000	France Previous corresp period $A'000	Malaysia Previous corresp period $A'000	Total Exhibition Previous corresp period $A'000	Production Previous corresp period $A'000	Total Group Previous corresp period $A'000
Performance Information											
nue	--	--	18,151	10,509	10,683	--	8,762	--	48,105	488	48,593
nue (incl. assoc. profits (losses))	766	219	955	102	5,512	8,802	7,889	--	24,245	191	24,436
pense	--	--	102	18	38	175	753	--	1,086	--	1,086
enses	122	122	52,255	26,052	19,131	10,893	10,082	2,000	120,657	18,568	139,225
profit (loss) from discontinuing before tax	644	97	(33,251)	(15,459)	(2,974)	(2,266)	5,816	(2,000)	(49,393)	(17,889)	(67,282)
Information											
olidated net cashflows of the ing operation during the reporting e as follows:											
ing cashflows	(27)	--	4,068	(4,610)	(4,096)	1,659	2,078	--	(928)	1,792	864
ng cashflows	--	(987)	(3,149)	--	13,376	8,929	14,446	--	32,615	--	32,615
ng cashflows	572	--	1,479	1,567	(10,129)	(13,895)	(16,844)	--	(37,250)	--	(37,250)
ashflows	545	(987)	2,398	(3,043)	(849)	(3,307)	(320)	--	(5,563)	1,792	(3,771)
Position/Other Information											
arrying amount at balance date	26,143	2,714	24,464	--	--	--	13	6,000	59,334	1,684	61,018
at balance date	1,369	--	12,486	2,680	--	--	--	--	16,535	9,366	25,901
; at balance date	24,774	2,714	11,978	(2,680)	--	--	13	6,000	42,799	(7,682)	35,117
; disposed of or written-down	--	--	57,184	13,531	13,575	10,231	32,549	2,000	129,070	17,889	146,959
:e of net assets disposed	--	--	27,973	--	13,264	7,021	40,576	--	88,834	--	88,834
s) on disposal/write-down of net	--	--	(29,211)	(13,531)	(311)	(3,210)	8,027	(2,000)	(40,236)	(17,889)	(58,125)
ense (credit) relating to the rite-down of net assets	--	--	--	--	--	--	--	--	--	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	20 November 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	6 November 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	No

Amount per Security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year - Ords	--	--	--
	Prefs	10.175c	9.205c	--
15.5	Previous year - Ords	7.175c	2.817c	--
	Prefs	10.175c	3.995c	--
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	--	--	--
15.7	Previous year	--	--	--

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	--	7.175c
15.9	Preference +securities	10.175c	10.175c

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period $A'000
15.10	+Ordinary securities *(each class separately)*	--	16,939
15.11	Preference +securities *(each class separately)*	25,640	24,440
15.12	Other equity instruments *(each class separately)*	--	--
15.13	**Total**	**25,640**	**41,379**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions) *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029: Interim Financial Reporting)*: N/A

Details of aggregate share of profits (losses) of associates and joint venture entities – continuing operations

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before income tax	19,438	35,497
16.2	Income tax on ordinary activities	14,464	9,000
16.3	Profit (loss)from ordinary activities after income tax	4,974	26,497
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	4,974	26,497
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	**4,974**	**26,497**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax – continuing ops. (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(218)	(190)
Cinemax SA [3]	--	50.00%	(15)	(355)
City Entertainment Corp Ltd	--	--	--	2,168
CGV Company Ltd	50.00%	50.00%	11,070	7,505
Dartina Developments Ltd	50.00%	50.00%	1,483	217
Entertain Golden Village Co Ltd	--	49.90%	--	--
Roadshow Distributors Pty Ltd	50.00%	50.00%	(135)	(1,955)
Roadshow Unit Trust	50.00%	50.00%	2,357	3,863
Sea World Property Trust	50.00%	40.32%	7,736	5,219
Staging Connections (Vic) Pty Ltd	--	--	--	(188)
Tri-Village Developments BV	50.00%	50.00%	(52)	3,101
Village Cinemas SA [2]	55.00%	55.00%	(20,801)	(5,042)
Village Nine Leisure Operations (M) Sdn. Bhd. [1]	--	--	--	1,522
Village Roadshow Greece SA [3]	--	50.00%	(9)	1,135
Warner Village Cinemas SPA	45.00%	45.00%	(3,261)	2,342
Warner Village (Design & Build)	50.00%	50.00%	1,074	--
Warner Village Exhibition Ltd	49.99%	49.99%	4,644	(352)
Other	N/A	N/A	415	(569)
			4,288	**18,421**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	302	180
Movie World Enterprises Partnership	50.00%	50.00%	1,741	2,085
Sea World Aviation Partnership	50.00%	50.00%	61	74
Sea World Enterprises Partnership	50.00%	50.00%	782	756
Tasmanian Cinemas Partnership	50.00%	50.00%	(147)	(172)
Staging Connections Partnerships	--	--	--	519
Unison Productions Partnership	--	--	--	439
Warner Village Exhibition Management P/ship.	50.00%	50.00%	(2,347)	3,561
Warner Village Cinema Management P/ship.	50.00%	50.00%	294	631
Other	N/A	N/A	--	3
			686	**8,076**
17.2 Total			**4,974**	**26,497**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Effective 1/7/2000, the group increased its ownership of Village Nine Leisure Operations (M) Sdn. Bhd. From 40% to 100%, at which point that company became a controlled entity and was consolidated. This resulted in a profit of $1.5 million in relation to the cessation of equity accounting.
2. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
3. Effective 13/7/2001, the group acquired the remaining 50% of the shares in Cinemax SA & Village Roadshow Greece SA, and from that date onwards consolidated both entities.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares**	251,990,637	251,990,637		
18.2	Changes during current period (a) Increases through issues	14,958,986	14,958,986		
	(b) Decreases through returns of capital, buybacks, redemptions	(3,174,510)	(3,174,510)		
18.3	**+Ordinary securities**	235,703,127	235,703,127		
18.4	Changes during current period (a) Increases through issues	Nil	Nil		
	(b) Decreases through returns of capital, buybacks	(384,600)	(384,600)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	589,950	Nil	US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues	Nil	Nil		
	(b) Decreases through securities matured, converted	117,700	Nil	N/A	N/A
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares**			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	Nil	Nil		
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

ng by Business Segments[1] – Continuing Operations

ext page)

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
CLUDING SPECIFIC ITEMS [2]														
external customers	414,110	280,995	13,762	15,058	254,372	257,021	57,477	131,852	--	--	55,113	383,012	794,834	1,067,938
iates net profit (loss)	(7,706)	16,228	10,319	8,119	140	--	--	--	2,222	1,908	--	242	4,974	26,497
revenue	406,404	297,223	24,081	23,177	254,512	257,021	57,477	131,852	2,222	1,908	55,113	383,254	799,808	1,094,435
t	23,836	(104,587)	15,941	13,358	80,518	91,880	18,579	28,770	2,222	1,908	(31,681)	119,560	109,415	150,889
enue (expense)													(29,971)	(23,110)
													79,444	127,779
l to outside equity interest													24,239	5,418
utable to members													55,205	122,361
nd amortisation expense	42,437	*	3,328	*	8,604	*	568	*	--	*	4,037	*	58,974	*
nses other than depreciation	1,122	*	726	*	666	*	(1,252)	*	--	*	2,536	*	3,799	*
ts	816,073	812,254	106,079	84,800	561,009	553,287	27,263	117,498	54,351	45,520	584,933	441,841	2,149,708	2,055,200
assets													41,649	61,018
													2,191,357	2,116,218
ties	132,440	*	414	*	52,503	*	121,495	*	--	*	666,093	*	972,945	*
iabilities													16,803	*
													989,748	*
associates included in segment assets	240,879	*	65,235	*	6,398	*	--	*	19,667	*	154	*	332,333	*
property, plant & equipment and ts	88,033	*	7,581	*	10,665	*	1,483	*	--	*	9,604	*	117,366	*

	Exhibition 2002	Exhibition 2001	Theme Parks 2002	Theme Parks 2001	Radio 2002	Radio 2001	Production 2002	Production 2001	Distribution 2002	Distribution 2001	Unallocated 2002	Unallocated 2001	Total 2002	Total 2001
CLUDING SPECIFIC ITEMS [2]														
external customers	414,110	280,995	13,762	15,058	254,372	257,021	57,477	131,852	--	--	43,360	68,104	783,081	753,030
iates net profit (loss)	(7,707)	8,527	10,319	8,119	140	--	--	--	2,222	1,908	--	242	4,974	18,796
revenue	406,403	289,522	24,081	23,177	254,512	257,021	57,477	131,852	2,222	1,908	43,360	68,346	788,055	771,826
	46,965	(4,372)	15,941	14,867	80,518	89,493	18,579	35,552	2,222	1,908	(39,362)	(36,027)	124,863	101,421
enue (expense)													(29,971)	(23,110)
													94,892	78,311
to outside equity interest													21,492	5,418
utable to members													73,400	72,893

e chapter 19 of the ASX Listing Rules for defined terms.

ng by Geographic Segments[1] – Continuing Operations

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
NCLUDING SPECIFIC																		
external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282	(1,380)	7,020	--	(477)	208,269	113,304	49,790	375,311	794,834	1,067,938
iates net profit (loss)	12,479	11,754	--	--	--	--	217	30	12,553	10,238	(20,997)	(5,355)	328	9,882	394	(52)	4,974	26,497
revenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312	11,173	17,258	(20,997)	(5,832)	208,597	123,186	50,184	375,259	799,808	1,094,435
s	905,797	894,449	5,849	5,735	15,987	76,819	26,912	30,744	74,311	81,973	26,227	72,167	536,283	448,248	558,342	445,065	2,149,708	2,055,200
ssets																	41,649	61,018
																	2,191,357	2,116,218
f property, plant & intangible assets	45,116	*	21	*	1,437	*	674	*	23	*	--	*	70,095	*	--	*	117,366	*
XCLUDING SPECIFIC																		
external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282	(1,380)	7,020	--	(477)	208,269	113,304	38,037	60,403	783,081	753,030
ates net profit (loss)	12,479	11,754	--	--	--	--	217	30	12,553	10,238	(20,997)	(5,355)	328	2,181	394	(52)	4,974	18,796
evenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312	11,173	17,258	(20,997)	(5,832)	208,597	115,485	38,431	60,351	788,055	771,826

:able to obtain comparative amounts for disclosures required for the first time on initial adoption of AASB 1005 Segment Reporting

iness and geographic segment reporting):
AASB 1005 Segment Reporting (first applicable 30 June 2002) requires entities to present business and geographic segment information in the same manner as this information is reported internally. Consequently, certain 2001
ems have been re-stated, including Leisure business unit results now combined with Exhibition, and Australian and New Zealand Distribution results now separately reported as Distribution.
e definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated'
ore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:
t Revenue: interest revenue, proceeds on disposal of assets.
t Result: interest revenue & expense, profit/loss on disposal of assets
t Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
t Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

ve figures relate to Continuing Operations only, other than as separately disclosed for assets and liabilities.


VILLAGE ROADSHOW LIMITED
FILE NO. 82-4513

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] Excluding specific items		Operating result [1] Excluding specific items		Reported EBITDA [2] Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Exhibition	46,965	(4,372)	28,626	(15,307)	82,569	41,885
Theme Parks	15,941	14,867	13,848	11,249	22,937	18,316
Radio	80,518	89,493	70,102	74,989	89,175	95,772
Production	18,579	35,552	23,710	36,910	23,490	36,056
Distribution	2,222	1,908	2,222	1,908	4,346	3,989
Other (includes corporate overheads)	(39,362)	(36,027)	(13,645)	(8,328)	(28,332)	(17,700)
Total	**124,863**	**101,421**	**124,863**	**101,421**	**194,185**	**178,318**

Calculation of Reported EBITDA		
Operating profit before specific tems and tax	124,863	101,421
Add:		
Amortisation of intangibles	4,538	3,440
Depreciation and amortisation (excl. intangibles)	54,437	49,412
Production amortisation	(7,189)	(11,433)
Interest expense	25,447	40,330
Tax on equity profits (including unit trust distributions)	3,551	2,063
Tax on partnership profits	294	2,019
Goodwill on equity profits	1,945	2,150
Less:		
Interest income	(23,249)	(23,750)
Interest from exhibition partnership/associates	9,548	12,666
Reported EBITDA (before Minority Interests)	**194,185**	**178,318**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Note 2: The revised AASB 1005 Segment Reporting (first applicable 30 June 2002) requires entities to present segment information in the same manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated in the above EBITDA analysis, including the Leisure and Greece/Singapore Distribution business unit results now combined with Exhibition, and Australian and New Zealand Distribution results now separately reported as Distribution.

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	27,672	24,926
Asia/New Zealand	37,538	28,986
Europe	44,271	25,823
South America	4,278	12,676
Total	**113,759**	**92,411**

1 Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last *annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 . Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

N/A

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

As at 30 June 2002, the Company has $7.9 million of franking credits available. After including further fully-franked dividends to be received subsequent to year-end, it is anticipated that the preference dividend to be paid in November 2002 will be franked to approximately 90%. The franking account disclosures have been calculated using the franking rate applicable at 30 June 2002.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

1. Contingent liabilities at 30 June 2002 are not materially different from those disclosed in the 30 June 2001 accounts, except as follows:

   (a) Estimated maximum amounts relating to specified contingent liabilities have increased from $1,238.6 million to $1,398.8 million, mainly in relation to long term joint & several operating lease commitments of joint ventures (increase of $205.2 million), several operating lease commitments of joint ventures (increase of $34.0 million) and guarantees for secured credit facilities of associated entities (decrease of $69.4 million).

   (b) Estimated maximum amount of contingent liability arising from a non-judicial arbitration award against Village Roadshow Pictures (USA) Inc. ("VRP USA"), a non-core US subsidiary of Village Roadshow Ltd. ("VRL"), for approximately USD 30.5 million (A$55.3 million), as detailed in an announcement to Australian Stock Exchange Ltd. on 17 July 2002. The award is not binding on VRP USA until confirmed by the Superior Court of California. VRL understands that VRP USA will be opposing that confirmation and will be pursuing its various legal avenues of appeal. VRL believes the award, even if upheld against VRP USA, will not materially affect VRL's financial position.

2. Contingent assets (which were not previously disclosed in the 30 June 2001 accounts, but will be disclosed in the 30 June 2002 accounts with comparatives) at 30 June 2002 are not materially different from the 30 June 2001 total of $848.9 million, except as follows:

   (a) Contingent assets, relating to right of recourse against co-joint venturers or partners in the event that the economic entity is required to meet a joint venture or partnership liability in excess of its share, have increased by $205.2 million.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	N/A

Annual meeting *(Preliminary final report only)*

The annual meeting will be held as follows:

Place	Roxy Cinema, Warner Bros. Movie World, Queensland
Date	Tuesday 19 November 2002
Time	9.00 am
Approximate date the +annual report will be available	14 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies *(Tick one)*

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process	☐	The +accounts have *not* yet been

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company secretary) Date: 12 September 2002

Print name: PHILIP LEGGO

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**
   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue,* and *AASB 1018: Statement of Financial Performance.*
   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**
   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss)

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

Shaun Driscoll

From: ASX Online [ASX.Online@asx.com.au]
Sent: 20 September 2002 9:44
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



Korea sale 02.pdf

ASX confirms the release to the market of Doc ID: 25628 as follows:
Release Time: 20-Sep-2002 09:41:16
ASX Code: VRL
File Name: Korea sale 02.pdf
Your Announcement Title: Sale of Korean cinema interests

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW ANNOUNCES SALE OF KOREAN CINEMA INTERESTS

20 September 2002

As part of Village Roadshow's ongoing strategy of restructuring its Exhibition Division, Village today announced the sale of its 50% interest in its Korean cinema circuit, CGV. The consideration is approximately 100 billion Korean won (A$150 million) for the sale of Village's shares in CGV, rights to cinema intellectual property and ongoing consulting services. This represents a profit of approximately A$90 million on Village's carrying value.

The sale has been made to Asia Cinema Holdings, a Dutch company formed by funds which are advised by CVC Asia Pacific Ltd., a leading private equity firm. Additional funds were provided by 3i Group plc and Intermediate Capital Group. Village's partner in Korea, CJ Entertainment, retains its 50% interest in CGV.

Village recognises that Korea has been a significant contributor to the profitability of the Exhibition Division. However, Village believes that exiting the territory and redeploying the bulk of those funds into other Exhibition assets where Village can control management and consolidate revenues, will better suit the group's long term objectives. Village recognises the need for more transparency of its ownership interests in cash flows and net profits and believes this will be another step in the right direction. The company believes that reallocating capital from a 50% equity accounted associate to a consolidated accounting environment with management control, will ultimately benefit shareholders. Village advises that whilst it is working on several fronts, it has not finalised where the bulk of these funds will be redeployed in Exhibition but would be hopeful to complete a consolidation in this financial year so as to maintain EPS for the group overall.

For further information contact:
Mr Graham Burke, Managing Director
(03) 9667 6602

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 20 September 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 59


SEC MAIL
RECEIVED
PROCESSING
OCT 07 2002
WASH. D.C.
SECTION
VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BRIEF SUMMARY OF CONTENTS:

ASIC annual audited accounts

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2002.

DIRECTORS

The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman) (appointed 5 July 2001)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

Julian H. Beale resigned as a Director on 24 October 2001.

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 18 & 19 of the Annual Report.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of this report are included in Note 33(d) of the Financial Report.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film and Video Distribution
* Leisure Centre Operations

There have been no significant changes in the nature of those activities during the year.

REVIEW OF OPERATIONS AND RESULTS

Net profit attributable to members from continuing operations was $55.2 million for the year, a reduction of 55% from the previous year's comparable result of $122.4 million. Net specific items before income tax of $18.2 million loss (2001 $49.5 million net gain reported for specific items) were brought to account (refer Note 2), giving a net profit attributable to members from continuing operations, but before specific items, of $73.4 million (2001 $72.9 million). The loss after tax from discontinuing operations was $4.1 million (2001 $67.3 million).

Net profit attributable to members of the Company, including specific items and discontinuing operations, was $51.1 million, a reduction of 7% compared to the previous year's result of $55.1 million, after allowing for profits attributable to minority interests of $24.2 million (2001 $5.4 million).

Revenues from ordinary activities and share of net profit of associates and joint venture entities, excluding discontinuing operations and specific items, increased by 2% to $788.1 million from the previous year's comparable revenue of $771.8 million. Revenue from specific items was $11.8 million (2001 $322.6 million).

DIVIDENDS

The Directors recommend payment of a dividend of 10.175 cents per fully paid A Class Preference share, franked to 9.205 cents per share. Since the commencement of the financial year, dividends of $41.2 million (7.175 cents per Ordinary share and 10.175 cents per A Class Preference share, franked to 2.817 cents and 3.995 cents per share respectively) were paid in accordance with the recommendation of the Directors in the previous report.

EARNINGS PER SHARE

Basic earnings per share were 10.80 cents (2001 12.98 cents) and before specific items, basic eamings per share were 20.25 cents (2001 20.84 cents). Diluted earnings per share were not materially different from basic earnings per share.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Total shareholders' equity of the economic entity decreased by $23.7 million to $1,201.6 million during the year. This was attributable to increases in share capital of $8.9 million, retained profits of $26.1 million and outside equity interests of $1.5 million, offset by a decrease in reserves of $60.2 million.

The decrease in reserves related mainly to the group's net investment in Village Cinemas SA, the associated entity in Argentina. Effective 8 January 2002, the currency in Argentina was devalued, which resulted in an equity-accounted loss of $19.2 million (disclosed as a specific item), and a reduction in the foreign currency translation reserve of $50.4 million.

Retained profits increased by $26.1 million as a result of the net profit of $51.1 million less dividends provided of $25.3 million and transfers from reserves of $0.3 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company has sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit. Net proceeds on sale (after local tax) of approximately A$135 million will result in a profit on sale of approximately A$90 million. Refer Note 28 in the notes to the financial statements for further details.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

It is anticipated that the growth of the economic entity's diversified businesses will be reflected in the future growth of profit before tax.

SHARE OPTIONS

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 33(d) of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS

Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $420,303 (2001 $336,985) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT

The statement set out on pages 20 to 24 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Total 2001/2002 $	Total 2000/2001 $
Robert G. Kirby	1,2	1,554,167	325,000	82,054	39,044	2,000,265	-*
John R. Kirby	2	1,550,000	325,000	82,054	103,497	2,060,551	2,246,877
Graham W. Burke		1,247,946	-	82,054	161,702	1,491,702	1,724,758
Peter E. Foo		975,995	250,000	30,587	53,735	1,310,317	1,555,808
Peter M. Harvie	3	593,522	495,000	25,000	6,098	1,119,620	1,121,763
Julian H. Beale	4	18,519	-	1,481	31,004	51,004	93,484
William J. Conn		88,888	-	7,112	-	96,000	156,378
Peter D. Jonson		66,668	-	5,332	23,534	95,534	35,999
D. Barry Reardon		126,000	-	-	61,446	187,446	131,454

* $1,052,228

Notes:

1. R. G. Kirby was not a Director during the year ended 30 June 2001, but for comparison purposes, his remuneration in that year was $1,052,228, comprising consulting fees of $625,000 and reimbursement of out of pocket expenses of $427,228, which amounts were paid to Kirby Corporation Pty. Limited.
2. Bonus amounts represent 2001/02 bonus due and payable.
3. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position
4. Resigned 24 October 2001.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (Cont'd.)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited economic entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-Annuation $	Non-cash Benefits $	Total 2001/2002 $	Total 2000/2001 $
Gregory Basser	1	928,496	650,000	5,894	48,780	1,633,170	881,872
Brad C. March	2	894,513	359,513	29,803	136,047	1,419,876	2,197,724
Tony N. Pane		856,232	150,000	8,803	5,157	1,020,192	961,225
Brian L. Bickmore	2	615,231	75,000	8,803	53,086	752,120	1,131,120
Jeff S. Allis	2	474,602	73,140	28,803	132,615	709,160	668,609

Notes:

1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Represents amounts paid by Austereo Group Ltd. in relation to Executive positions.

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. In view of the future ordinary share exercise prices set and length of time before they may be exercised, it is considered that these options are of negligible or nil value to Mr. Burke when granted and accordingly no account of them has been taken in the above table of emoluments for the year ended 30 June 2002.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive. The various share and option interests of all Directors of the Company at the date of this report are set out in Note 33(d) of the Financial Report.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

	Number of Meetings Held While in Office				Number of Meetings Attended			
Name of Director	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Robert G. Kirby	10				9			
John R. Kirby	10			1	8			1
Graham W.Burke	10		3		9		3	
Peter E. Foo	10				10			
Peter M. Harvie	10				8			
Julian H. Beale	3				3			
William J. Conn	10	2	3	1	10	2	3	1
Peter D. Jonson	10	2			10	2		
D. Barry Reardon	10	2	3	1	4	2	1	1

Informal procedural meetings attended by a minimum quorum of 3 Directors to facilitate document execution and incidental matters, are not included in determining the number of Directors' meetings held.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded-off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 20th day of September 2002

Signed) G.W. Burke
) Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

ROBERT G KIRBY

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 51

Bachelor of Commerce with 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Robert was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Limited. Member of Patrons Council, Epilepsy Foundation, Government appointed Board member of the Peter MacCallum Cancer Institute and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

JOHN R. KIRBY

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 55

Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. A Bachelor of Economics and a Certified Practising Accountant with over 32 years experience in the business. Director, Austereo Group Limited, Sea World Management Limited and is on the Board of Village Roadshow Corporation Limited.

Member Executive Committee

GRAHAM W BURKE

Managing Director, Executive Director

Member of the Board and Managing Director since September 1988

Age 60

With over 44 years in the entertainment and media industry, Mr Burke has been one of the strategic and creative leaders behind Village Roadshow's development. Joined Village Roadshow in 1960 and founded Roadshow Distributors with Roc Kirby in 1968 and was a founding director of radio station 2Day FM. Founded Warner Bros. Movie World with Warner Bros. and managed the takeover of Sea World. Spent four years as the original commissioner of the Australian Film Commission. Director Austereo Group Limited and Sea World Management Limited.

Member Executive Committee

Member Remuneration Committee

PETER E FOO

Finance Director, Executive Director

Member of the Board since February 1998

Age 47

Bachelor of Economics with 24 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

PETER M HARVIE

Executive Director

Member of the Board since June 2000

Age 63

Executive Chairman, Austereo Group Limited with 45 years experience in advertising, marketing and media. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia and is a member of a steering committee for the Australia Council. Director Village Roadshow Corporation Limited.

Member Executive Committee

WILLIAM J CONN

Independent Non-executive Director

Member of the Board since March 1992

Age 56

Spent over 30 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. He is Chairman of several public companies, Grand Hotel Group, Palm Springs Limited and Homeloans Limited. Also, he is Chairman of the Foundation for Young Australians, a Director of the National Academy of Music and is a consultant to Merrill Lynch.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

PETER D JONSON

Independent Non-executive Director

Member of the Board since January 2001

Age 56

Bachelor of Commerce and Master of Arts. Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Deputy Managing Director and Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Melbourne Institute, Australian Institute for Commercialisation and CRC for Microtechnology. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D BARRY REARDON

Independent Non-executive Director

Member of the Board since March 1999

Age 71

Over 30 years in the motion picture business. Executive Vice President and Assistant to the President, Paramount Pictures. Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution (1978-99). Bachelor of Arts, Holy Cross College and MBA, Trinity College. Serves on the boards of various United States companies and organisations.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
CORPORATE GOVERNANCE STATEMENT

The following statement sets out the company's corporate governance practices that were in place during the financial year.

Principles Governing the Board of Directors

The Directors support best practice in corporate governance and recognise the need for the highest standards of ethical behaviour and accountability.

The Board provides leadership and direction to management and agrees with management the aims, strategies and policies of the company. It is also responsible for overall corporate governance. In maintaining best practice in corporate governance the Board may continue to review these policies to ensure they are appropriate for the company.

The composition and functioning of the Board is determined in accordance with the following:

- The Board should comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:
  - Executive Director - one in full time employment by the company;
  - Independent Director - one who is not a substantial shareholder and who derives minimal or zero income (excluding Directors' Fees) from the company, compared to income from other sources;
  - Shareholder Director - one with a prescribed direct, indirect or representative shareholding interest representing a significant percentage of the total issued ordinary capital of the company.
- The Board should comprise Directors with an appropriate range of qualifications and specific expertise that will enable them to make a contribution to its deliberations.
- The Board shall meet at least six times per year with meeting guidelines designed to ensure that all necessary information is available to Directors to support informed discussion.

During the financial year the names of each Director, their role, appointment date and classification were:

NAME	ROLE	APPOINTED	CLASSIFICATION
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent
Julian H. Beale	Non-executive Director	June 2000	Independent

Julian H. Beale resigned as a Director in October 2001 and Robert G. Kirby was re-appointed as a Director in July 2001.

- The company's constitution sets out the procedures to be followed regarding:
  - the appointment, number and rotation of the Directors;
  - the appointment of the Managing Director; and
  - procedures for Directors' meetings, including voting.
- The functioning of the Board as a whole and the performance of all Directors is reviewed annually by the Chairman and Directors. The resourcing of both the Board and management with respect to the tasks to be performed is also reviewed periodically.
- The Chairman is determined by the Board.
- A formal Letter of Appointment is provided to incoming Non-executive Directors.
- As the Board comprises an appropriate balance of Executive and Independent Non-executive Directors, the company considers that there is adequate monitoring of the Executive Directors. In addition, informal meetings of Independent Non-executive Directors are held to discuss matters of mutual interest when required.
- All Directors are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairman, such approval not to be unreasonably withheld.

In fulfilling its responsibilities the Board is supported by a number of committees. These committees assist the Board to review and monitor the financial reports, remuneration, audit and risk management operations and controls.

Audit Committee

The company established an Audit Committee in 1991. In accordance with its Terms of Reference, all members of the Audit Committee are Independent Non-executive Directors with appropriate skills and experience.

The role of the Audit Committee is to review with management and the external auditors, all published financial statements and audited statements prior to approval by the Board and their subsequent publication.

In particular the Committee focuses on:

- significant changes in accounting policies and adjustments;
- material judgmental areas and significant audit adjustments; and
- ensuring financial information provided to shareholders is reliable.

The key responsibilities of the Committee include:

- reviewing the nomination, performance and competence of the external auditors – Ernst & Young were appointed on 12 April 1989 and the audit partner is due to be rotated off following completion of the 2003 financial year end audit;

- monitoring and ensuring compliance with statutory and Australian Stock Exchange requirements for financial reporting;
- ensuring the effectiveness of the internal control procedures;
- liaising with the external auditors and ensuring that the annual statutory audit and the half yearly review are conducted effectively;
- disclosure standards;
- risk management procedures; and
- reviewing the Company's corporate code of conduct and compliance with corporate governance policies, recommending to the Board when changes or additions may be required.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman
D. Barry Reardon	April 2000	
Peter D. Jonson	February 2001	

The Audit Committee meets at least twice per year and invites the audit partner and senior company executives to its meetings as required. The Audit Committee intends for the 2003 year to have at least 2 meetings per annum with the external auditor without management being present and the auditor will be provided with the opportunity, at their request, to meet the Board of Directors without management being present. The minutes of the Committee are provided to all Directors of the Company.

Nomination Committee

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the full Board of Directors and subject to the approval of the company's shareholders in general meeting.

In accordance with the Terms of Reference, the Nomination Committee includes the Chairman and a majority of Independent Non-executive Directors.

The role of the Nomination Committee is to:

- monitor the composition of the Board in light of corporate governance best practice, making recommendations to the full Board and
- review the policy regarding the maximum period of service of Non-executive Directors and their retirement age.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
John R. Kirby	July 1998 to May 2002	
William J. Conn	July 1998	
D. Barry Reardon	April 2000	

The Nomination Committee meets at least annually and it's minutes are provided to all Directors.

Executive Committee

In 1990 the Board established an Executive Committee which is responsible for the day to day management of the company. This committee comprises a mix of Executive Directors and senior company executives and its primary function is to monitor and report on the major risks affecting each business segment and develop strategies to mitigate these risks, subject to the approval of the full Board. The Executive Committee must fully inform the Board on all matters of substance and it's key responsibilities include:

- developing the strategic plan encompassing the company's vision, mission and strategies;
- implementing management operating plans as well as monitoring progress against budget all significant areas of the business;
- establishing committees to report on environmental issues as well as health and safety matters;
- reviewing cash flow projections and gearing;
- reviewing the acquisition and disposal of businesses and assets and approving contracts within defined limits; and
- treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies.

Each year management of the company's various business segments present detailed budgets to the Executive Committee for consideration. The final consolidated version is then submitted to the Board each May for approval.

Outside the annual budgetary process the Executive Committee and various divisional boards of the company's joint ventures have formalised authority levels.

During the financial year the Executive Committee comprised the following members:

John R. Kirby	Robert G. Kirby	Graham W. Burke
Philip S. Leggo	Julie E. Raffe	Tony N. Pane
Peter E. Foo	Greg Basser	Stuart R. Boxer
Peter M. Harvie	Simon T. Phillipson	Tim Carroll

Robert G. Kirby was re-appointed to the Committee in July 2001.

The Executive Committee meets at frequent intervals, generally weekly.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
CORPORATE GOVERNANCE STATEMENT

Remuneration Committee

A Remuneration Committee of the Board has been in operation since being established in April 1994. This committee is comprised of a majority of Independent Non-executive Directors in accordance with its Terms of Reference and is responsible for determining the compensation arrangements for the Executive Directors. The committee periodically assesses the appropriateness and nature of the emoluments against market conditions. These assessments are conducted with the assistance of external consultants. The committee aims to attract and retain a high quality Board for the benefit of all shareholders. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the committee links the nature and amount of Executive Directors' emoluments to the company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other key performance indicators.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman
D. Barry Reardon	August 1999	
Graham W. Burke	April 2000	

In addition, senior executives may be invited to Committee meetings to provide input on management performance and salary packages.

The Committee meets at least twice per year and formally reports either verbally or in writing to the Board.

The cash remuneration of Non-executive Directors (being Directors' Fees not paid to a person in an Executive capacity) is approved by shareholders in general meeting from time to time.

In addition, the company encourages Executive and Non-executive Directors to hold shares in the company. Subject to shareholder approval, Directors may be invited from time to time to participate in share and option plans offered by the company. The various share and option entitlements of all Directors are set out in Note 33(d) to the Financial Report.

Company Meetings

The company's constitution sets out the procedures to be followed regarding:

- the convening of meetings;
- the form and requirements of the notice;
- Chairman and quorums; and
- voting procedures, proxies, representatives and polls.

The format of resolutions put to meetings of shareholders will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented. Proxy forms are designed so that shareholders can clearly indicate their voting intentions.

The Directors believe, in accordance with the constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting, and by poll where requested by shareholders. The constitution sets out the circumstances in which a poll may be called by shareholders whether present in person or by proxy or by representative.

All shareholders are entitled to inspect or obtain a copy of the minutes of shareholders' meetings during normal business hours.

Code of Conduct

The Board insist on the highest ethical standards from all officers and employees of the company and are vigilant to ensure appropriate corporate professional conduct at all times, including:

- insider trading;
- conflicts of interest;
- use of market power and pricing practices; and
- the maintenance, quality and safety of goods and services.

All purchases of major consumables are obtained by a periodic competitive tendering process.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the company.

Certain intercompany arrangements have been entered into between the company and Austereo Group Limited ("Austereo"). Historically the company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on the Australian Stock Exchange will continue on the same basis while the company continues to hold a controlling interest in Austereo. The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final

In respect of the Intercompany Agreement and all other matters between the company and Austereo, the Directors will be required to comply with the requirements of the company's constitution and the Corporations Law governing any conflicts of interest that may arise.

Disclosure Policy
The Directors strive to ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the company.

In support of this objective, the company has procedures in place to ensure that it not only meets its reporting and continuous disclosure obligations but that its disclosure protocols are best practice. In this regard, the company supports the Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the company's nominated Communications Officers for liasing with the Australian Stock Exchange and are responsible for ensuring the company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

The text of all announcements is approved, as appropriate, by the Board or the Executive Committee in accordance with its delegated authority limits. The Communications Officers ensure that all price sensitive announcements are immediately sent to the Australian Stock Exchange as soon as practical once a release has been approved.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the company provides a copy of its release on its corporate website at www.villageroadshow.com.au as soon as possible. The company also provides a variety of other information on its website including annual reports, a corporate profile and other supporting company information.

Communication by the company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released. All staff and management are informed of the company's policy relating to the approval process for press releases and the disclosure of information.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Dealing in Shares
All Directors have an obligation to immediately advise the company of all changes to their interests in shares, options and debentures, if any, in the company and its associates for reporting to the Australian Stock Exchange by the Company Secretaries.

In addition, Directors and senior executives are precluded from dealing in securities of the company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year profit announcement.

Outside of those periods, a Director may not deal in securities of the company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretaries on behalf of the Director in circumstances where any doubt exists.

All Directors of the company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the company and group upon appointment as a director. All notices are tabled and recorded in the minutes of each directors' meeting and entered into a register which is open for inspection by all Directors and is provided to all future incoming directors.

Financial Risk Management
The company's formal Financial Risk Management Policy includes the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions.

The company's financial structure includes a number of covenants to it's banks to which it must adhere requiring a structured level of monitoring and management to ensure compliance.

The Financial Risk Management Policy was developed by an independent consultant in conjunction with management. The parameters of the Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

In addition, the Audit Committee seeks input from both the company's internal and external auditors on the adequacy of and compliance with the Policy.

The Audit Committee reviews and recommends the Policy to the Board. The Executive Committee monitors the performance of the company against the Policy guidelines.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL PERFORMANCE FOR YEAR ENDED 30 JUNE 2002

	NOTES	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
CONTINUING OPERATIONS					
Revenues from ordinary activities	(2)	794,834	1,067,938	69,140	558,639
Expenses from ordinary activities excluding borrowing costs expense	(2)	(664,946)	(903,216)	(42,708)	(35,673)
Borrowing costs expense	(2)	(25,447)	(40,330)	(5,894)	(16,667)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	4,974	26,497	-	-
Profit from ordinary activities before income tax expense from continuing operations		109,415	150,889	20,538	506,299
Income Tax Revenue (Expense)	(4)	(29,971)	(23,110)	-	-
Net Profit from continuing operations		79,444	127,779	20,538	506,299
Profit (loss) attributable to outside equity interest		24,239	5,418	-	-
Net Profit attributable to members from continuing operations		55,205	122,361	20,538	506,299
DISCONTINUING OPERATIONS					
Revenues from ordinary activities		40,361	74,075	-	-
Share of net profits of associates and joint ventures accounted for using the equity method		193	(1,046)		-
Expenses from ordinary activities		(44,658)	(140,311)	-	-
Loss from ordinary activities before income tax expense from discontinuing operations	(31)	(4,104)	(67,282)	-	-
Income Tax Revenue (Expense)	(4)	-	-	-	-
Net loss from discontinuing operations		(4,104)	(67,282)	-	-
Profit (loss) attributable to outside equity interest		-	-	-	-
Net loss attributable to members from discontinuing operations		(4,104)	(67,282)	-	-
Net profit attributable to members of Village Roadshow Ltd	(20)	51,101	55,079	20,538	506,299
Net increase (decrease) in asset revaluation reserve	(20)	-	(7,398)	-	-
Net exchange difference on translation of accounts and net investments in foreign controlled entities	(20)	(60,233)	42,013	(2,312)	(8,452)
Net increase (decrease) in capital profits reserve	(20)	19	(38)	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Ltd and recognised directly in equity		(60,214)	34,577	(2,312)	(8,452)
Total changes in equity other than those resulting from transactions with owners as owners		(9,113)	89,656	18,226	497,847
Basic earnings per share (cents per share)	(3)	10.80	12.98		
Basic earnings per share - continuing operations/excluding specific items (cents per share)	(3)	20.25	20.84		
Diluted earnings per share (cents per share)		10.80	12.98		

Diluted earnings per share - continuing operations/excluding

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

	NOTES	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
CURRENT ASSETS					
Cash assets	(6)	265,661	303,294	98	226
Receivables	(7)	217,643	207,368	205	4,045
Inventories	(8)	2,773	3,158	-	-
Tax assets		2,271	308	-	-
Other	(10)	29,032	32,706	183	39
TOTAL CURRENT ASSETS		517,380	546,834	486	4,310
NON-CURRENT ASSETS					
Receivables	(7)	342,125	283,817	1,232,329	1,335,723
Radio Licenses	(9)	465,032	460,808	-	-
Investments accounted for using the equity method	(11)	332,333	366,023	204	1,845
Other financial assets	(12)	15,710	14,763	723,975	723,975
Property, Plant & Equipment	(13)	448,791	392,693	8,922	13,286
Deferred tax assets		9,104	-	189	189
Intangible assets	(14)	50,557	44,595	-	-
Other	(10)	10,325	6,685	-	430
TOTAL NON-CURRENT ASSETS		1,673,977	1,569,384	1,965,619	2,075,448
TOTAL ASSETS		2,191,357	2,116,218	1,966,105	2,079,758
CURRENT LIABILITIES					
Payables	(15)	377,229	229,749	12,295	274
Interest bearing liabilities	(16)	17,880	17,752	232	113
Current tax liabilities		6,977	7,267	-	-
Provisions	(17)	44,922	74,347	29,923	45,320
Other	(18)	10,139	11,745	-	-
TOTAL CURRENT LIABILITIES		457,147	340,860	42,450	45,707
NON-CURRENT LIABILITIES					
Payables	(15)	77,424	75,490	-	1,220
Interest bearing liabilities	(16)	267,937	300,435	161	102,557
Convertible notes	(16)	25,643	33,973	25,643	33,973
Non-current tax liabilities		76,973	59,214	1,612	1,612
Provisions	(17)	9,188	13,812	-	-
Other	(18)	75,436	67,160	1,194	1,369
TOTAL NON-CURRENT LIABILITIES		532,601	550,084	28,610	140,731
TOTAL LIABILITIES		989,748	890,944	71,060	186,438
NET ASSETS		1,201,609	1,225,274	1,895,045	1,893,320
EQUITY					
Parent entity interest					
Contributed equity	(19)	932,004	923,067	932,004	923,067
Convertible notes	(19)	14,866	14,866	14,866	14,866
Reserves	(20)	(14,914)	45,299	1,510	3,822
Retained Profits	(20)	126,952	100,878	946,665	951,565
Total parent interest in equity		1,058,908	1,084,110	1,895,045	1,893,320
Total outside equity interest	(21)	142,701	141,164	-	-
TOTAL EQUITY		1,201,609	1,225,274	1,895,045	1,893,320

Refer Note 31 for details of the assets and liabilities relating to the discontinuing operations.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

	NOTES	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES					
Receipts from Customers		853,366	768,627	-	-
Payments to Suppliers and Employees		(648,011)	(583,061)	(21,878)	(22,490)
Dividends and Distributions Received		11,974	11,382	17,863	6,400
Interest Received		24,289	26,114	33,637	23,505
Borrowing Costs		(26,002)	(42,533)	(5,392)	(16,667)
Income taxes paid		(26,832)	(3,845)	-	-
Partnership Profits		686	8,076	-	-
NET OPERATING CASH FLOWS	(6)	189,470	184,760	24,230	(9,252)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(91,316)	(129,198)	2,292	(1,037)
Sale of Property, Plant & Equipment		11,540	71,942	278	-
Purchase of Investments		(48,573)	(49,928)	-	(987)
Sale of Investments		20,426	332,817	-	65,952
Loans to Controlled Entities		-	-	(330)	(8,971)
Loans to Other Entities		(151,707)	(45,565)	-	-
Loans Repaid by Other Entities		113,946	83,875	96,613	1,369
Other		(3,673)	(824)	-	(9,050)
NET INVESTING CASH FLOWS		(149,357)	263,119	98,853	47,276
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from Issues of Shares, Options		19,779	9,202	19,778	9,170
Borrowings		93,612	106,688	-	-
Repayment of Borrowings		(127,673)	(289,927)	(101,811)	(10,103)
Dividends Paid		(53,747)	(40,411)	(41,178)	(40,411)
Other (incl. payment for buy-back of shares)		(9,717)	-	-	-
NET FINANCING CASH FLOWS		(77,746)	(214,448)	(123,211)	(41,344)
NET INCREASE (DECREASE) IN CASH HELD		(37,633)	233,431	(128)	(3,320)
Cash at beginning of Year		303,294	69,863	226	3,546
CASH AT END OF YEAR	(6)	265,661	303,294	98	226

Refer Note 31 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated.
The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.
Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standards AASB 1005: Segment Reporting and AASB 1018: Statement of Financial Performance for the first time and AASB 1042: Discontinuing Operations, a number of comparative amounts were re-presented or re-classified to ensure comparability with the current reporting period.

(b) Consolidated Accounts

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Carrying Values of Non-current Assets

The carrying amounts of non current assets are reviewed annually by the Directors to ensure they are not in excess of their recoverable amounts. Recoverable amounts are determined on the basis of expected future net cash flows deriving from use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding overdrafts.

(f) Deferred Expenditure

In 2001, The economic entity expensed all amounts previously accounted for as deferred expenditure.

(g) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.
Plant, equipment and vehicles are depreciated between three and twenty years using the straight line or reducing balance method.
Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Revenue and minimum guarantee payments from the sale and exploitation of film productions are brought to account only after conditions contained in the relevant contracts are fully satisfied and the film is available for delivery.
Revenue earned as film producer fees, where the economic entity does not have any ownership interest or responsibilities in the intellectual property, is brought to account as services are rendered.

Costs incurred in relation to the development of film projects are accumulated and treated as work in progress until the project is developed into a film production. Those projects which do not progress into production are written off when no future value can be attributed to the project. Film production costs for each project are accumulated during the term of the production and amortised to profit and loss in the ratio that current year revenues bear to anticipated total gross revenues from that film but such period of amortisation not to exceed 10 years.

Sale of Other Goods

Control of the goods has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(i) Foreign Currency

Conversion of transactions -

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur.

Translation of overseas accounts -

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(j) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(k) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(l) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the balance sheet.

Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(m) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, included any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(n) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(o) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

(p) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(q) Employee Entitlements

In respect of the economic entity's superannuation and retirement plans described in Note 24, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(r) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(s) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 32.

(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS

	NOTES	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
(a) RECONCILIATION OF OPERATING PROFIT					
Net Profit (loss) for the period attributable to members - continuing operations		55,205	122,361	20,538	506,299
Less: Specific/significant items after tax - continuing operations	(2 (e))	(18,195)	49,468	-	522,024
Net Profit (loss) excluding Specific/significant items attributable to members - continuing operations		73,400	72,893	20,538	(15,725)
(b) REVENUES FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Sales revenue		699,784	662,038	3,036	2,405
Revenues from non-operating activities					
Commissions/Fees		21,425	26,515	10,489	3,385
Dividends from -					
Controlled entities		-	-	17,863	6,400
Other entities		121	-	-	-
Interest from -					
Other entities		13,671	13,115	8	440
Associated entities (cinema interests)		9,578	10,635	-	-
Controlled entities		-	-	33,629	23,064
Sale of non-current assets		22,519	330,074	3,278	522,109
Rental income		8,475	6,036	-	-
Royalty revenue		-	108	-	-
Other income		19,261	19,417	837	836
		95,050	405,900	66,104	556,234
Total revenues from ordinary activities		794,834	1,067,938	69,140	558,639
Share of net profits (losses) of associates and joint venture partnerships accounted for using the equity method - continuing operations					
Share of associates' net profits	(11 (a))	4,288	18,421	-	-
Share of partnerships' net profits	(11 (b))	686	8,076	-	-
		4,974	26,497	-	-

(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(c) EXPENSES				
Employee expenses -				
Employee entitlements	9,711	6,466	1,365	(38)
Remuneration and other employee expenses	163,126	155,897	22,067	17,641
Total Employee expenses	172,837	162,363	23,432	17,603
Cost of goods sold	13,485	14,219	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	98,255	85,331	1,030	487
Operating lease rental - contingent rental payments	326	45	-	-
Other occupancy expenses	35,666	30,318	439	315
Total occupancy expenses	134,247	115,694	1,469	802
Film hire and other film expenses	101,490	99,231	-	-
Depreciation of -				
Building & improvements	1,841	1,574	-	-
Plant, equipment & vehicles	34,704	29,244	1,491	907
Amortisation of -				
Goodwill	1,733	2,157	-	-
Leasehold improvements	7,941	6,222	9	9
Finance lease assets	2,257	2,379	73	85
Goodwill on consolidation	2,311	401	-	-
Deferred expenditure	504	(1,440)	175	826
Other intangibles	494	883	-	-
Investment in completed films	7,189	11,433	-	-
Total depreciation and amortisation	58,974	52,853	1,748	1,827
Net book value of assets sold	15,914	138,693	2,063	2,547
Net foreign currency (gains)/losses	(4,254)	989	-	-
Deferred expenditure and developments costs written off	5,040	73,640	480	1,375
Provision for write-down of assets, legal settlements & other expenses	2,269	45,818	-	-
Management and services fees paid	7,832	6,174	-	-
Advertising and promotions	20,923	16,467	-	-
Regulatory and licencing fees	17,012	*	-	*
Settlement and other discounts	17,760	*	-	*
Telecommunications	7,202	*	-	*
General and administration expenses				
Provision for doubtful debts	1,014	8,851	-	-
Bad debts written off - other	646	21,172	-	-
Other general and administration expenses	92,555	147,052	13,516	11,519
Total general and administration expenses	94,215	177,075	13,516	11,519
Total expenses excluding borrowing costs expense	664,946	903,216	42,708	35,673
Borrowing costs expense -				
Associate and other entities	24,939	39,312	5,844	13,599
Controlled entities	-	-	-	3,042
Finance lease interest	382	680	28	-
Other borrowing expenses	126	338	22	26
Total Borrowing costs expense	25,447	40,330	5,894	16,667

* as a result of applying the revised AASB 1018: Statement of Financial Performance, certain expense items which were previously included in 'other' expenses have been separately identified in the current year. It is not practicable to restate the prior year comparatives for these items, which remain disclosed in 'other general and administration expenses'.

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES (Cont'd)				
(d) LOSSES AND GAINS				
Loss on sale of property, plant & equipment	-	(852)	-	-
Loss on sale of investments	-	(3,537)	(48)	-
Profit on sale of -				
Property, plant & equipment	322	525	3	10
Investments	6,284	194,736	-	-
Profit on redemption of convertible notes	2,823	759	2,823	759

(e) SPECIFIC ITEMS
The following items are relevant in explaining the financial performance of the group. Previous year amounts were items classified as 'significant'.

	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
Partial sale of controlled entity:				
Proceeds	11,753	314,908	-	522,024
Cost of investment sold	(4,072)	(123,658)		-
Profit from partial sale of controlled entity	7,681	191,250	-	522,024
Loss on currency devaluation - associate	(19,154)	-	-	-
Write-down of assets and loans	(3,975)	(73,914)	-	-
Deferred expenditure written off	-	(62,658)	-	-
Provision for legal settlements and lease exit costs	-	(5,210)	-	-
Total profit (loss) from specific items before tax	(15,448)	49,468	-	522,024
Related tax	-	-		-
Total profit (loss) from specific items after tax	(15,448)	49,468	-	522,024
Outside Equity Interest	(2,747)	-	-	-
Total attributable profit (loss) from specific items after tax	(18,195)	49,468	-	522,024

(3) EARNINGS PER SHARE	CONSOLIDATED 2002	CONSOLIDATED 2001
(a) Earnings Per Share:		
Basic EPS	10.80 cents	12.98 cents
Total EPS (Note i)	10.60 cents	11.64 cents
(b) Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations:		
Basic EPS	20.25 cents	20.52 cents
Total EPS (Note i)	15.12 cents	15.41 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 235,837,637 (2001 236,087,727). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 482,294,067 (2001 473,164,053).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit from ordinary activities - continuing operations	32,824	51,302	6,161	172,142
Which is adjusted for -				
Non tax deductible expenses	1,623	27,508	61	31
Rebatable dividends	-	-	(5,359)	(2,176)
Non taxable income	(16,457)	(17,790)	-	-
Current losses not booked	9,917	-	-	-
Prior year losses not previously brought to account	-	(30,274)	(863)	(169,997)
After-tax equity profits/losses included in pre-tax profit	2,270	(5,213)	-	-
After-tax partnership profits/losses included in pre-tax profit	(206)	(2,423)	-	-
Income tax expense - continuing operations	29,971	23,110	-	-
Income tax expense - discontinuing operations	-	-	-	-
Total income tax expense	29,971	23,110	-	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	104,528	115,092	-	-
Benefits for capital losses	73,795	70,155	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

(5) DIVIDENDS

	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
Dividends provided for -				
Ordinary shares at nil cents per share (2001 7.175 cents per share, franked to 2.817 cents)	-	16,939	-	16,939
A Class Preference shares at 10.175 cents per share, franked to 9.205 cents (2001 10.175 cents per share, franked to 3.995 cents)	25,640	24,440	25,640	24,440
	25,640	41,379	25,640	41,379
Franking credit balance as at the end of the financial year (at 30% 2002, 34% 2001)			7,888	6,400

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(6) STATEMENT OF CASHFLOWS				
(a) RECONCILIATION OF CASH				
Cash balance comprises:				
Cash on hand and at bank	110,974	11,610	98	176
Deposits at call	154,687	291,684	-	50
	265,661	303,294	98	226
(b) RECONCILIATION OF OPERATING PROFIT AFTER TAX TO NET OPERATING CASH FLOWS				
Net operating profit (continuing and discontinuing operations)	75,340	60,497	20,538	506,299
Adjust for:				
Depreciation	36,545	38,899	1,491	907
Amortisation	22,429	29,484	256	920
Deferred costs expensed	-	82,583	-	1,375
Other write-offs	-	45,819	-	-
Provisions	11,528	55,893	-	(38)
Profit on disposal of assets	(2,909)	(172,697)	(1,214)	(519,562)
Exchange (profit)/loss	(4,214)	5,735	-	-
Net equity accounted profits	7,372	(17,375)	-	-
Profit on conversion of convertible notes	(2,823)	(759)	(2,823)	(759)
Changes in assets & liabilities:				
Trade receivables	66,344	(42,565)	3,839	594
Trade creditors	(4,030)	37,085	2,732	197
Tax payable	(2,252)	-	-	-
Unearned income	9,727	31,571	-	-
Other payables and provisions	(18,222)	28,075	(876)	1,239
Inventories	385	(361)	-	-
Capitalised borrowing costs	(1,144)	-	-	-
Non current tax liabilities	3,832	-	-	-
Prepayments and other assets	(8,438)	2,876	287	(424)
Net operating cash flows	189,470	184,760	24,230	(9,252)

(c) ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

(i) Effective 13 July 2001, the economic entity acquired the remaining 50% intrests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:

	$ '000
Cash assets	2,912
Receivables	406
Inventories	30
Current tax assets	560
Other current assets	128
Property, plant & equipment	16,522
Payables	(5,118)
Interest bearing liabilities	(1,465)
Current tax liabilities	(129)
Provisions	(666)
Other non-current liabilities	(52)
Non current tax liabilities (PDIT)	(96)
Fair value of net assets acquired	13,032
Goodwill arising on acquisition	8,351
Cash consideration paid	21,383

(ii) Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty. Ltd. were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million (refer also note 2(e)).

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
(7) RECEIVABLES	$ '000	$ '000		
CURRENT:				
Trade and other debtors	158,088	216,455	205	4,045
Provision for doubtful debts [1]	(14,868)	(14,609)	-	-
	143,220	201,846	205	4,045
Due from associated entities	5,201	2,078	-	-
Other advances	69,222	3,444	-	-
	217,643	207,368	205	4,045
NON-CURRENT:				
Unsecured advances - other	167,148	90,072	3,162	1,226
Provision for non recovery	(2,598)	(5,528)	-	(1,220)
	164,550	84,544	3,162	6
Secured advances - executive loans [2] (refer also Note 33(d))	35,200	41,419	-	-
	199,750	125,963	3,162	6
Owing by -				
Controlled entities - secured	-	-	1,229,167	1,335,717
Associated entities [3]	142,375	157,854	-	-
	342,125	283,817	1,232,329	1,335,723

[1] Reconciliation of movement in Provision for Trade Debtors:

Opening balance	14,609
Other movements	259
Closing Balance	14,868

[2] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.
Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$26.2 million, based on 30 June 2002 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
(8) INVENTORIES	$ '000	$ '000		
CURRENT:				
Merchandise held for resale - cost	2,773	3,158	-	-
(9) RADIO LICENCES				
At cost	465,632	461,108	-	-
Less amortisation	(600)	(300)	-	-
	465,032	460,808	-	-

As at 30 June 2002, Austereo Group Limited reflect the value of Radio Licenses at cost of $927.1 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $465.0 million. Both the $927.1 million and $465.0 million amounts referred to above represent 100% of the Radio Licences.

	NOTES	CONSOLIDATED 2001 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
(10) OTHER ASSETS					
CURRENT:					
Film projects, production advances and other work in progress		41,690	61,554	-	-
Less amortisation		(28,832)	(42,913)	-	-
		12,858	18,641	-	-
Prepayments		14,772	12,327	183	39
Distribution rights (net) and other assets		1,402	1,738	-	-
		29,032	32,706	183	39
NON-CURRENT:					
Security deposits and other assets		10,325	6,685	-	430
(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
NON CURRENT:					
Investments in associates					
Unlisted shares		164,169	150,990	204	1,845
Listed shares		-	40,248	-	-
Provision for diminution in value		(12,537)	(12,538)	-	-
	11 (a)	151,632	178,700	204	1,845
Investments - joint venture entities/partnersh	11 (b)	180,701	187,323	-	-
		332,333	366,023	204	1,845

		CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000
(a) Investments in associates			
(i) Share of associates' profits/(losses) - continuing operations:			
Operating profits/(losses) before income tax		20,403	27,552
Income tax (expense)/benefit attributable to operating profits/(losses)		(14,170)	(6,981)
Operating profits/(losses) after income tax		6,233	20,571
Amortisation of goodwill on acquisition		(1,945)	(2,150)
Share of associates' profits/(losses) - continuing operations		4,288	18,421

(ii) Summarised contribution to profits/(losses) - continuing operations by entity:

Entity		EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2002 $ '000	2001 $ '000
Ballarat Cinemas Pty Ltd		(218)	(190)
Cinemax SA		(15)	(355)
City Entertainment Corp Ltd		-	2,168
CGV Company Ltd		11,070	7,505
Dartina Developments Ltd		1,483	217
Roadshow Distributors Pty. Limited		(135)	(1,955)
Roadshow Unit Trust		2,357	3,863
Sea World Property Trust		7,736	5,219
Staging Connections (Vic) Pty Ltd		-	(188)
Tri-Village Developments BV		(52)	3,101
Village Cinemas SA	2 (e)	(20,801)	(5,042)
Village Nine Leisure Operations (M) Sdn Bhd		-	1,522
Village Roadshow Greece SA		(9)	1,135
Warner Village Cinemas SPA		(3,261)	2,342
Warner Village Exhibition Ltd		4,644	(352)
Warner Village (Design & Build) Ltd		1,074	-
Other		415	(569)

	CONSOLIDATED	
	2002	2001
	$ '000	$ '000
(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)		
(a) Investments in associates (Cont.)		
(iii) Equity accounted share of associates:		
Accumulated profits/(losses):		
At beginning of year	947	(5,623)
At end of year	(6,073)	947
Other reserves:		
At beginning of year	22,799	20,584
At end of year	(1,301)	22,799
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	178,700	170,621
Investments equity accounted for the first time	3,920	124
Net increase in cost of investments	16,393	11,923
Investments no longer equity accounted	(19,461)	(2,237)
Provision for diminution of investment	-	(12,002)
Tax on unit trust and partnership profits	3,551	2,063
Share of associates' profit - continuing	4,288	18,421
Share of associates' profit (loss) - discontinuing	193	(1,046)
Dividends from associates	(11,853)	(11,382)
Share of associates' increase (decrease) in reserves	(24,099)	2,215
Balance at end of year	151,632	178,700

Equity accounted carrying amount of investments in associates represented by:

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2002 $ '000	2001 $ '000
All Asia Radio Technologies Sdn Bhd	Music Media	50.00%	230	490
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,411	4,629
Cinemax SA[3]	Cinema operator	-	-	2,060
Cinematografica Junin SA[2]	Cinema Investor	55.00%	-	297
CGV Company Limited	Cinema operator	50.00%	44,129	35,925
Dartina Development Limited	Multiplex investor	50.00%	2,070	538
Entertain Golden Village Co. Limited	Cinema manager	-	-	8,665
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Priya Village Roadshow Limited	Cinema operator	-	-	2,714
Radio Newcastle Pty Ltd[1]	Radio transmitter	50.00%	3,920	-
Roadshow Distributors Pty. Limited	Film distributors	50.00%	14,151	14,217
Roadshow Unit Trust	Film distributor to TV	50.00%	7,574	7,643
Sea World Property Trust	Theme park lessor	50.00%	60,054	40,248
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	-	301
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	485	454
Village Cinemas SA[2]	Cinema operator	55.00%	-	43,982
Village Force Cinemas Limited	Cinema manager	50.00%	544	296
Tri-Village Developments BV	Cinema developer	50.00%	5,973	5,598
Village Roadshow Greece SA[3]	Investor in cinema business	-	-	5,583
Village Twin Cinemas (Morwell) Pty. Limited[3]	Cinema operator	-	-	439
Warner Roadshow Film Distributors Greece SA	Film Distribution	50.00%	633	387
Warner Village (D&B) Limited	Cinema design & building	49.99%	284	248
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	3,016
Warner Village Exhibition Limited	Cinema operator	49.99%	6,696	2,209
Other equity accounted entities in aggregate	N/A	N/A	320	(1,397)
			151,632	178,700

[1] Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty. Ltd. were sold, resulting in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company.

[2] Although the chief entity has a 55% ownership interest in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA), it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016 Accounting for Investments in Associates, that the chief entity has significant influence over the entity as opposed to control. It has therefore been accounted for as an

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(a) Investments in associates (Cont.)

(v) Share of net assets of associates

The Economic Entity's share of net assets of associates in aggregate at 30 June 2002 is:

	CONSOLIDATED	
	2002	2001
	$ '000	$ '000
Current assets	250,530	239,429
Non-current assets	925,790	987,503
Current liabilities	(226,578)	(214,135)
Non-current liabilities	(858,244)	(854,017)
Net assets	91,498	158,780

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance, other than as outlined in Note 28.

(vii) The annual balance date of associated entities is 30 June except for the following:

Cinemax SA	31 December
CGV Company Limited	31 December
Golden Village (Taiwan) Co. Limited	31 December
Sea World Property Trust	31 December
Tanjong Golden Village Sdn Bhd	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Film Distributors Greece SA	31 December
Warner Village Investments Limited	30 November
Warner Village Properties Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

	CONSOLIDATED	
	2002	2001
(i) Share of joint venture entities/partnerships' profits/(losses):	$ '000	$ '000
Operating profits/(losses) before income tax	980	10,095
Income tax expense/(benefit) attributable to operating profits/(losses)	(294)	(2,019)
Operating profits/(losses) after income tax	686	8,076
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities/partnerships' profits/(losses)	686	8,076

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(ii) Summarised contribution to profits/(losses) by entity:

	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX	
	2002	2001
Entity	$ '000	$ '000
Albury Regent Cinemas Partnership	302	180
Movie World Enterprises Partnership	1,741	2,085
Sea World Aviation Partnership	61	74
Sea World Enterprises Partnership	782	759
Tasmanian Cinemas Partnership	(147)	(172)
Staging Connections Partnership	-	519
Unison Productions Partnership	-	439
Warner Village Exhibition Management Partnership	(2,347)	3,561
Warner Village Cinema Management Partnership	294	631
	686	8,076

(iii) Equity accounted share of joint venture entities/partnerships:

	2002	2001
Accumulated profits/(losses):		
At beginning of year	22,742	15,211
At end of year	20,291	22,742
Other reserves:		
At beginning of year	-	-
At end of year	-	-

(iv) Carrying amount of investment in joint venture entities/ partnerships:

	2002	2001
Balance at beginning of year	187,323	166,160
Share of partnership operating profit before tax	980	10,095
Income tax expense	(294)	(2,019)
Net partnership distributions	(2,683)	(320)
Change in carrying value due to currency revaluation	(4,625)	13,407
Balance at end of year	180,701	187,323

			CONSOLIDATED CARRYING VALUES	
Name	Business	% owned	2002	2001
			$ '000	$ '000
Albury Regent Cinemas	Cinema operator	50.00%	106	104
Movie World Enterprises	Theme park operator	50.00%	2,144	2,656
Sea World Aviation	Helicopter ride operator	50.00%	914	927
Sea World Enterprises	Theme park operator	50.00%	1,996	1,979
Tasmanian Cinemas	Cinema operator	50.00%	2,896	1,302
Warner Village Cinema Management	Manager of cinema business	50.00%	1,347	962
Warner Village Exhibition Management	Manager of cinema business	50.00%	3,477	6,947
Warner Village Investments Ltd	Investor in cinema operator	49.99%	167,821	172,446
			180,701	187,323

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(v) Share of net assets of joint venture entities/partnership interests

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000
Current assets	18,372	25,446
Non-current assets	449,770	421,754
Current liabilities	(13,133)	(14,395)
Non-current liabilities	(274,168)	(245,376)
Net assets	180,841	187,429

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) The annual balance date of joint venture entities/partnership interests is 30 June except for the following:

Movie World Enterprises	30 November
Sea World Aviation	30 November
Sea World Enterprises	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Ltd	30 November

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(12) OTHER FINANCIAL ASSETS				
NON CURRENT:				
Investments at cost comprise:				
Shares - Unlisted [1]	15,710	14,763	5,843	5,843
- Controlled Entities	-	-	718,132	718,132
	15,710	14,763	723,975	723,975

[1] The Company holds a 19.9% investment in Village Roadshow Films BVI Limited ("VRF"), at cost of $5.8 million, and has also provided an interest-bearing loan to VRF of US$50 million. The Directors have reviewed the carrying values of the investment in, and loan to, VRF as at 30 June 2002 and believe that these are appropriate. As the company does not control or have significant influence over VRF, it is not consolidated or equity accounted in the Group accounts. VRF owns the international copyright to all films that it provides financing in relation to, in conjunction with other major film studios, being mainly Warner Bros.. VRF finances its share of production costs using a revolving debt facility of US$750 million, secured against the international copyright. A number of the Group's production subsidiaries are involved in transactions with VRF, as part of the commercial arrangements to distribute and produce films. Refer also note 22(a)(x) for further details in relation to contingent liabilities.

(a) Investments in controlled entities:

Name	Inc. In	% owned	VILLAGE ROADSHOW LTD CARRYING VALUES 2002 $ '000	2001 $ '000
2 Day FM Australia Pty. Limited	AUST	100.00%	-	-
AEO Co Pty. Limited	AUST	58.29%	-	-
Allehondro Pty. Limited	AUST	100.00%	-	-
Animus No. 2 Pty. Limited	AUST	100.00%	-	-
Ants at Work AE	GREECE	100.00%	-	-
Aqua Del Rey International Pty. Limited	AUST	100.00%	1	1
Aras Park Pty. Limited	AUST	100.00%	-	-
Austereo Broadcast Data Pty. Limited	AUST	58.29%	-	-
Austereo Capital FM Pty. Limited	AUST	58.29%	-	-
Austereo Direct Marketing Pty. Limited	AUST	58.29%	-	-
Austereo Entertainment Pty. Limited	AUST	58.29%	-	-
Austereo ESP Finance Pty. Limited	AUST	58.29%	-	-
Austereo Group Limited (Listed)	AUST	58.29%	445,156	445,156
Austereo International Pty. Limited	AUST	58.29%	-	-
Austereo Investments Pty. Limited	AUST	58.29%	-	-
Austereo Live Pty. Limited	AUST	58.29%	-	-
Austereo Mall Advertising Pty. Limited	AUST	58.29%	-	-
Austereo Pty. Limited	AUST	58.29%	-	-
Austereo Television Productions Pty. Limited	AUST	58.29%	-	-
Austereo Television Pty Ltd	AUST	-	-	-
B105 FM Pty. Limited	AUST	100.00%	-	-
Baltimore House Pty. Limited	AUST	100.00%	-	-
Blackstone Pty. Limited	AUST	100.00%	-	-
Blouseman Productions Inc.	USA	100.00%	-	-
Broadcast FM Pty. Limited	AUST	58.29%	-	-
Bruce Nixon Smith Trust	AUST	48.96%	-	-
C0015744X Pty. Limited	AUST	100.00%	-	-
Cinema Investments Italia SPA	ITALY	100.00%	-	-
Cinemax SA	GREECE	100.00%	-	-
Colorado Bay Pty. Limited	AUST	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	AUST	58.29%	-	-
Daydream Finance Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Finance Pty. Limited	AUST	100.00%	-	-
Daydream Investments Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Operations Holdings Pty. Limited	AUST	100.00%	-	-
DEG Holdings Pty. Limited	AUST	100.00%	70	70
DIIR Pty. Limited	AUST	100.00%	-	-
Emperion Pty. Limited	AUST	100.00%	-	-
Entertainment and Leisure Operations Inc.	BVI	100.00%	-	-
Entertainment of The Future Pty. Limited	AUST	100.00%	-	-
Entertainment Research Pty. Limited	AUST	58.29%	-	-
Equipment Sales and Service Wholesaler Pty Ltd	AUST	-	-	-
Euramo Pty. Limited	AUST	100.00%	-	-

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(12) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LTD CARRYING VALUES 2002 $ '000	2001 $ '000
		b/fwd.	445,227	445,227
Film Services (Australia) Pty. Limited	AUST	100.00%	-	-
FM 104 Pty. Limited	AUST	100.00%	-	-
FM Broadcasting Pty. Limited	AUST	100.00%	-	-
FM Media (ACT) Pty. Limited	AUST	100.00%	-	-
FM Media Finance Pty. Limited	AUST	100.00%	-	-
FM Media Finance Trust	AUST	100.00%	-	-
FM Media Overseas Pty. Limited	AUST	100.00%	-	-
FM Operations Pty. Limited	AUST	100.00%	-	-
Fortress Films II Pty. Limited	AUST	100.00%	-	-
Fortress Films Pty. Limited	AUST	100.00%	-	-
Fortress Production Services Pty. Limited	AUST	100.00%	-	-
Fox FM Pty. Limited	AUST	100.00%	-	-
G.C. Supplies Pty Limited	AUST	-	-	-
Grand Prix FM Pty. Limited	AUST	100.00%	-	-
Hale Equipment Leasing Limited	CYPRUS	100.00%	-	-
Hotel No.2 Trust	AUST	100.00%	-	-
Hotel No.3 Trust	AUST	100.00%	-	-
Intencity Operations Inc.	LABUAN	100.00%	-	-
Intencity Pty. Limited	AUST	100.00%	-	-
International Equipment Supplying Limited	HUNG	100.00%	-	-
International Theatre Equipment Leasing Pty. Ltd.	AUST	100.00%	-	-
Intertasman Entertainments Limited	NZ	100.00%	-	-
Jack The Ripper Productions Inc.	USA	-	-	-
Jantar PLC SA	BVI	100.00%	-	-
Jantar Productions Inc.	USA	-	-	-
Jaran Bay Pty. Limited	AUST	100.00%	-	-
Jimbolla Pty. Limited	AUST	100.00%	-	-
Kaiser Finance and Investments Limited	CAYMAN	100.00%	-	-
Larry Bruce Communications Pty. Limited	AUST	43.72%	-	-
Leisure Industries Inc.	BVI	100.00%	6	6
Madison Hall Pty. Limited	AUST	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Ltd.	AUST	58.29%	-	-
Medbourne Proprietary Limited	AUST	100.00%	-	-
Melbourne FM Radio Pty. Limited	AUST	100.00%	-	-
Meskan House Pty. Limited	AUST	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	AUST	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Muchen GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	GERM.	100.00%	-	-
MX Promotions Pty. Limited	AUST	100.00%	-	-
MX Services Pty. Limited	AUST	100.00%	-	-
New Broadcasting Pty. Limited	AUST	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	-	-
NW Productions Inc.	USA	100.00%	-	-
Pacific Drive Productions Pty. Limited	AUST	100.00%	-	-
Paradise Beach Productions Pty. Limited	AUST	100.00%	-	-
Paradise Road Films Pty. Limited	AUST	100.00%	-	-
Perth FM Radio Pty. Limited	AUST	58.29%	-	-
Pietman Pty. Limited	AUST	100.00%	-	-
Plan B Entertainment Inc.	USA	100.00%	-	-
Radio & Research Pty. Limited	AUST	58.29%	-	-
Reidhaven Holdings Pty. Limited	AUST	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	AUST	100.00%	684	684
Sincled Investments Pty. Limited	AUST	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	-	-
Tarzan Films Pty. Limited	AUST	100.00%	-	-
Tarzan Productions Pty. Limited	AUST	100.00%	-	-
The Last Man Productions Pty Ltd	AUST	95.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	AUST	100.00%	-	-
Today FM Brisbane Pty. Limited	AUST	58.29%	-	-
Today FM Sydney Pty. Limited	AUST	58.29%	-	-
Today Radio Network Pty. Limited	AUST	58.29%	-	-

(12) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LTD CARRYING VALUES 2002 $ '000	2001 $ '000
		b/fwd.	445,917	445,917
Triple M Adelaide Pty. Limited	AUST	58.29%	-	-
Triple M Brisbane Pty. Limited	AUST	58.29%	-	-
Triple M Melbourne Pty. Limited	AUST	58.29%	-	-
Triple M Network Pty. Limited	AUST	58.29%	-	-
Triple M Sydney Pty. Limited	AUST	58.29%	-	-
Triple M Radio Holdings Pty. Limited	AUST	100.00%	-	-
VEESS Pty Ltd	AUST	100.00%	-	-
Village 88 FM SA (formerly Klik FM SA)	GREECE	43.72%	-	-
Village Cinemas Australia Pty. Limited	AUST	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	CZECH	100.00%	-	-
Village Cinemas GmbH	AUSTRIA	100.00%	-	-
Village Cinemas International Pty. Limited	AUST	100.00%	225,000	225,000
Village Cinemas (NZ) Pty Limited	AUST	100.00%	-	-
Village Equipment Distribution Australia Pty Ltd	AUST	100.00%	-	-
Village Leisure Company Pty Ltd	AUST	100.00%	-	-
Village Nine Leisure Operations (M) SDN Bhd	MALAY.	100.00%	-	-
Village Online Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow (D & B) Limited	UK	100.00%	-	-
Village Roadshow (Fiji) Limited	FIJI	100.00%	-	-
Village Roadshow (Hong Kong) Limited	HK	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	HUNG	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	SING.	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Australian Films Pty Ltd	AUST	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Cinemas UK Limited	UK	100.00%	-	-
Village Roadshow Coburg Pty. Limited	AUST	100.00%	-	-
Village Roadshow Custodians Pty. Limited	AUST	100.00%	-	-
Village Roadshow Developments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Distribution Netherlands BV	NETH.	100.00%	-	-
Village Roadshow Distribution Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow Equipment Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	GERM.	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	GERM.	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	GERM.	100.00%	-	-
Village Roadshow Exhibition Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition UK Limited	UK	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	GREECE	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Services Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow Films II BVI Ltd	BVI	100.00%	-	-
Village Roadshow Films (UK) Limited	UK	100.00%	-	-
Village Roadshow Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	AUST	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	AUST	100.00%	987	987
Village Roadshow Germany GmbH	GERM.	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	AUST	100.00%	-	-
Village Roadshow GmbH	AUSTRIA	100.00%	-	-
Village Roadshow Greece SA	GREECE	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	GERM.	100.00%	-	-
Village Roadshow Holdings Britain Limited	UK	100.00%	-	-
Village Roadshow Holdings Pty. Limited	AUST	100.00%	-	-

(12) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LTD CARRYING VALUES 2002 $ '000	2001 $ '000
		b/fwd.	717,465	717,465
Village Roadshow Holdings USA Inc.	USA	100.00%	-	-
Village Roadshow Hungary RT	HUNG	100.00%	-	-
Village Roadshow Intencity Pty. Limited	AUST	100.00%	-	-
Village Roadshow International BV	NETH.	100.00%	-	-
Village Roadshow Investments UK Limited	UK	100.00%	-	-
Village Roadshow Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Italy Holdings SRL	ITALY	100.00%	-	-
Village Roadshow Jam Factory Pty. Limited	AUST	100.00%	-	-
Village Roadshow KP Productions Limited	NZ	100.00%	-	-
Village Roadshow Leisure Pty. Limited	AUST	100.00%	-	-
Village Roadshow Licensing & Finance Limited	UK	100.00%	-	-
Village Roadshow Luxembourg SA	LUX.	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	AUST	100.00%	-	-
Village Roadshow Mauritius Ltd	MAURITIUS	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	AUST	100.00%	-	-
Village Roadshow New Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Operations (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Operations Greece SA	GREECE	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	USA	100.00%	663	663
Village Roadshow Pictures Entertainment Inc.	USA	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	AUST	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	AUST	100.00%	-	-
Village Roadshow Production Services Pty. Limited	AUST	100.00%	1	1
Village Roadshow Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Productions Inc.	USA	100.00%	-	-
Village Roadshow Production Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Project Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Property Development Pty. Limited	AUST	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	AUST	100.00%	2	2
Village Roadshow Resorts Pty. Limited	AUST	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	AUST	100.00%	-	-
Village Roadshow Theatres Europe Limited	UK	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	GUERNSEY	100.00%	-	-
Village Roadshow Theatres Pty. Limited	AUST	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	AUST	100.00%	-	-
Village Roadshow Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	AUST	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	AUST	100.00%	-	-
Village Sea World Aviation Pty. Limited	AUST	100.00%	-	-
Village Sea World Investments Pty. Limited	AUST	100.00%	-	-
Village Sea World Operations Pty. Limited	AUST	100.00%	-	-
Village Theatres 3 Limited	UK	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	AUST	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	AUST	100.00%	-	-
Village Theatres Morwell Pty. Limited	AUST	75.00%	-	-
		c/fwd.	718,132	718,132

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(12) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LTD CARRYING VALUES 2002	2001
			$ '000	$ '000
		b/fwd.	718,132	718,132
Village Theatres UK 3 Limited	UK	100.00%	-	-
Village Themepark Management Pty Ltd	AUST	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	AUST	100.00%	-	-
VNR & B Pty Limited	AUST	-	-	-
VR Holdings (BVI) Limited	BVI	100.00%	-	-
VR (Matrix) Films Pty. Limited	AUST	100.00%	-	-
VR Animation Pty. Limited	AUST	100.00%	-	-
VR (Asia) Pty. Limited	AUST	100.00%	-	-
VRB Pty Limited	AUST	58.29%	-	-
VR DSAW Productions Ltd	BVI	100.00%	-	-
VR DTE Distribution USA Inc	USA	100.00%	-	-
VR DTE Productions Ltd	BVI	100.00%	-	-
VR International Pictures Pty. Limited	AUST	100.00%	-	-
VREW Distribution USA Inc	USA	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	-	-
VRL Aluminium Pty. Limited	AUST	100.00%	-	-
VRP Film Entertainment Inc.	USA	100.00%	-	-
VRP International Distribution Pty. Limited	AUST	100.00%	-	-
VRP Production Services Pty. Limited	AUST	100.00%	-	-
VRPTV Financing Inc.	USA	100.00%	-	-
VRS Holdings Pty. Limited	AUST	100.00%	-	-
VR Zoo Distribution USA Inc	USA	100.00%	-	-
VR Zoo Productions Ltd	BVI	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	AUST	64.00%	-	-
Worldwide Films Pty. Limited	AUST	100.00%	-	-
			718,132	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(13) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	24,505	20,583	-	-
Buildings & improvements:				
At cost (completed)	48,616	34,786	-	-
Less depreciation	(11,682)	(8,187)	-	-
	36,934	26,599	-	-
Capital work in progress	43,706	27,943	1,817	10,315
Leasehold improvements:				
At cost	180,376	174,220	474	345
Less amortisation	(32,252)	(27,127)	(27)	(18)
	148,124	147,093	447	327
Equipment & vehicles (owned):				
At cost	333,129	294,456	13,912	8,537
Less depreciation	(149,774)	(137,588)	(7,606)	(6,187)
	183,355	156,868	6,306	2,350
Equipment & vehicles (leased):				
At cost	18,711	18,736	595	556
less amortisation	(6,544)	(5,129)	(243)	(262)
	12,167	13,607	352	294
	448,791	392,693	8,922	13,286

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2000, the Directors valued interests in land and buildings, based on a market appraisal by qualified valuers, at $55.9 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$'000
Freehold land at cost	14,160
Buildings and improvements at cost	19,610
	33,770

(13) PROPERTY, PLANT & EQUIPMENT (Cont.)

(b) Reconciliations

	CONSOLIDATED 2002 $ '000	CONSOLIDATED 2001 $ '000	VILLAGE ROADSHOW LTD 2002 $ '000	VILLAGE ROADSHOW LTD 2001 $ '000
Land:				
Carrying amount at beginning	20,583	26,268	-	-
Additions	184	18	-	-
Acquisition of controlled entities	10,311	-	-	-
Disposals	(6,573)	(5,703)	-	-
Carrying amount at end	24,505	20,583	-	-
Buildings & improvements:				
Carrying amount at beginning	26,599	46,144	-	-
Additions	41	11,226	-	-
Acquisition of controlled entities	21,329	-	-	-
Disposals	(9,194)	(20,861)	-	-
Provision for write-down	-	(7,742)	-	-
Depreciation expense	(1,841)	(2,168)	-	-
Carrying amount at end	36,934	26,599	-	-
Capital work in progress:				
Carrying amount at beginning	27,943	17,226	10,315	-
Additions	32,993	41,177	1,573	10,315
Disposals/Transfers	(17,230)	(30,460)	(10,071)	-
Carrying amount at end	43,706	27,943	1,817	10,315
Leasehold improvements:				
Carrying amount at beginning	147,093	149,016	327	335
Additions/Transfers	13,913	57,855	129	-
Disposals	(4,941)	(52,598)	-	-
Amortisation expense	(7,941)	(7,180)	(9)	(8)
Carrying amount at end	148,124	147,093	447	327
Equipment & vehicles (owned):				
Carrying amount at beginning	156,868	178,937	2,350	2,464
Additions/Transfers	54,774	53,644	5,502	868
Acquisition of controlled entities	6,516	-	-	-
Disposals	(98)	(2,814)	(55)	(165)
Provision for write-down	-	(36,168)	-	-
Depreciation expense	(34,705)	(36,731)	(1,491)	(817)
Carrying amount at end	183,355	156,868	6,306	2,350
Equipment & vehicles (leased):				
Carrying amount at beginning	13,607	17,462	294	379
Additions	817	3,864	205	-
Disposals	-	(4,564)	(74)	-
Amortisation expense	(2,257)	(3,155)	(73)	(85)
Carrying amount at end	12,167	13,607	352	294

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(14) INTANGIBLES				
Goodwill purchased	44,940	44,172	-	-
Less amortisation	(8,822)	(7,621)	-	-
	36,118	36,551	-	-
Goodwill on consolidation	20,800	11,184	-	-
Less amortisation	(9,380)	(6,132)	-	-
	11,420	5,052	-	-
Other intangibles	3,019	2,992	-	-
	50,557	44,595	-	-
(15) PAYABLES				
CURRENT:				
Trade and sundry creditors	181,027	222,487	12,295	274
Owing to -				
Associated entities	10,434	6,874	-	-
Other	185,768	388	-	-
	377,229	229,749	12,295	274
NON-CURRENT:				
Owing to -				
Associated entities	33,230	43,095	-	-
Other	44,194	32,395	-	1,220
	77,424	75,490	-	1,220
(16) INTEREST BEARING LIABILITIES				
CURRENT:				
Secured borrowings	15,298	15,511	-	-
Finance lease liabilities	2,582	2,241	232	113
	17,880	17,752	232	113
NON-CURRENT:				
Secured borrowings	258,702	289,098	-	102,325
Finance lease liabilities	9,235	11,337	161	232
	267,937	300,435	161	102,557
Convertible notes	25,643	33,973	25,643	33,973

Terms and conditions relating to the above financial instruments:
The chief entity has a $120,000,000 (2001 $120,000,000) long term finance facility. These borrowings are secured by a fixed and floating charge over all of the assets of the chief entity and 8 of its controlled entities.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets. Refer note 32 (a)(ii) for additional information concerning finance lease terms and conditions.

(16) INTEREST BEARING LIABILITIES (Cont.)

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangable for Stock SM ("PRIDES SM") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 707,650 PRIDES remained issued by the Company. During the year ended 30 June 2002, 117,700 PRIDES were redeemed for cash. 589,950 PRIDES remained issued at the end of the year. The Company realised a profit of $2.823 million on the cash redemptions (2001: $0.8 million).

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(17) PROVISIONS				
CURRENT:				
Employee entitlements	13,622	12,180	4,256	3,379
Dividends	25,715	41,542	25,640	41,380
Other	5,585	20,625	27	561
	44,922	74,347	29,923	45,320
NON-CURRENT:				
Employee entitlements	4,404	3,709	-	-
Other	4,784	10,103	-	-
	9,188	13,812	-	-
Employee entitlement liabilities				
Provision for employee entitlements				
Current	13,622	12,180	4,256	3,379
Non-current	4,404	3,709	-	-
Aggregate employee entitlement liability	18,026	15,889	4,256	3,379

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(18) OTHER LIABILITIES				
CURRENT:				
Unearned revenue	6,239	4,431	-	-
Other liabilities	3,900	7,314	-	-
	10,139	11,745	-	-
NON-CURRENT:				
Unearned revenue	73,130	65,212	-	-
Other liabilities	2,306	1,948	1,194	1,369
	75,436	67,160	1,194	1,369

Unearned revenue is partially offset by other current assets relating to film production.

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(19) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	124,147	125,290	124,147	125,290
A Class Preference shares	213,332	203,251	213,332	203,251
Other - ex-share premium account	594,525	594,526	594,525	594,526
	932,004	923,067	932,004	923,067
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:
Non redeemable A Class Preference shares are entitled to a non-cumulative dividend in priority to all other classes of shares payable annually in respect of each financial year at the greater of 10.175 cents per share or 3 cents above all the dividends payable on each Ordinary share.

During the 2001 and 2002 years fully paid shares were issued as follows:

	CONSIDERATION		NO. OF SHARES	
	2002	2001	2002	2001
	$ '000	$ '000	'000	'000
(a) Ordinary shares -				
Beginning of the financial year	125,290	125,290	236,088	236,088
Share buyback -				
September 2001 at $2.63 to $4.13	(713)	-	(242)	-
January 2002 at $2.63 to $4.12	(430)	-	(143)	-
End of the financial year	124,147	125,290	235,703	236,088
(b) A Class Preference shares -				
Beginning of the financial year	203,251	194,081	240,206	232,872
Executive Share Plan -				
March 2002 issued at $1.58	4,374	-	2,768	-
September 2001 issued at $1.52	260	-	171	-
January 2001 issued at $1.59	-	2,001	-	1,258
Dividend re-investment -				
November 2001 issued at $1.26	15,145	-	12,019	-
November 2000 issued at $1.27	-	8,075	-	6,358
Share buyback -				
January 2002 at $1.85 to $3.22	(4,959)	-	(1,655)	-
September 2001 at $1.85 to $3.37	(4,739)	-	(1,519)	-
Dec 2000 at $2.64 to $3.22	-	(906)	-	(282)

(19) CONTRIBUTED EQUITY (Cont.)

Share buyback:

During the year, the company bought back and cancelled 3,174,510 A Class Preference Shares at prices ranging from $1.85 to $3.37, and 384,600 Ordinary shares at prices ranging from $2.63 to $4.13, being original issue prices. These buybacks were in relation to the Executive Share Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director.
2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2002, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(20) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	45,315	3,303	3,822	12,274
Amount relating to translation of accounts & net investments	(58,678)	22,738	(2,312)	(8,452)
Transfer to Profit & Loss appropriation account	(249)	-	-	-
Reserves disposed of during the year	-	(3,540)	-	-
Post acquisition share of associates	(1,305)	22,814	-	-
Balance at end of year	(14,917)	45,315	1,510	3,822

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(20) RESERVES AND RETAINED PROFITS (Cont.)				
Asset revaluation reserve:				
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets, primarily arising on equity accounting of associates. The reserve can only be used to pay dividends in limited circumstances.				
Balance at beginning of year	-	7,398	-	-
Reserves disposed of during the year	-	-	-	-
Post acquisition share of associates	-	-	-	-
Reserves reversed on adoption of revised accounting standard	-	(7,398)	-	-
Balance at end of year	-	-	-	-
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	(16)	22	-	-
Post acquisition share of associates	19	(38)	-	-
Balance at end of year	3	(16)	-	-
Total reserves	(14,914)	45,299	1,510	3,822
Retained profits:				
Balance at the beginning of year	100,878	87,018	951,565	486,485
Net profit attributable to members of Village Roadshow Ltd	51,101	55,079	20,538	506,299
Transfer from Foreign Currency Translation Reserve	249	-	-	-
Total available for appropriation	152,228	142,097	972,103	992,784
Dividends provided or paid	25,276	41,219	25,438	41,219
Balance at end of year	126,952	100,878	946,665	951,565
(21) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	125,947	135,746	-	-
Reserves	58	-	-	-
Profit & loss appropriation	16,696	5,418	-	-
	142,701	141,164	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(22) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for group executives and consultants	55,446	54,637	8,579	9,595
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	271	4,326	307	307
(b) Guarantees for financial undertaking of controlled entity	-	2,465	-	2,465
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	153,223	222,592	63,218	150,534
(b) Guarantees for unsecured credit facilities of associated entities	4,275	11,801	4,275	11,801
(c) Guarantees for operating equipment of associated entity	250	250	250	250
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	24,533	23,774	23,972	21,673
(b) Guarantees for associated entities	68	68	43	43
(c) Guarantees for joint ventures	441	441	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	336,835	310,485
(b) Guarantees for associated entities	102,085	68,121	5,285	11,364
(c) Guarantees for joint ventures	-	-	382,525	283,242
(vi) Joint and several corporate guarantees for operating lease commitments for joint venture	-	-	780,034	609,501
(vii) Joint and several obligations for operating lease commitments of joint venture partners *	1,054,094	848,859	-	-
(viii) Other corporate guarantee commitments				
(a) Guarantees for performance of landlord's obligations to local authorities	-	1,150	-	1,150
(b) Guarantees in respect of partnership commitments	4,125	125	4,125	125
	1,398,811	1,238,609	1,609,448	1,412,535

* refer Note 22 (b) for corresponding amount reflecting the related contingent asset.

(ix) Claims

A non-judicial arbitration award was issued against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Ltd ("VRL"), for approximately USD 30.5 million (A$55.3 million), as detailed in an announcement to Australian Stock Exchange Ltd on 17 July 2002. The award is not binding on VRP USA until confirmed by the Superior Court of California. VRL understands that VRP USA will be opposing that confirmation and will be pursuing its various legal avenues of appeal. VRL believes the award, even if upheld against VRP USA, will not materially affect VRL's financial position.

A number of other claims have been lodged against the economic entity in relation to various matters, of which the economic entity's share is approximately $1.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the

(22) CONTINGENT LIABILITIES AND ASSETS (Cont.)

(a) Contingent liabilities (cont.)

(x) Other contingencies

As part of the financing arrangements for the Film Production division, the economic entity may be required to contribute a portion of the cumulative international Prints and Advertising expenditure relating to released films in the event that receipts from film exploitation are insufficient to meet third party investor repayment requirements. If subsequent receipts are sufficient, the economic entity will be repaid any such contributions. While such contributions and subsequent repayments are likely from time to time, based on the films released to 30 June 2002 and the continuation of its business by the division, the Directors do not believe that any material permanent difference will result from this arrangement.
As further support for the calculations relating to the financial impact of ultimate film performances, the Company has obtained independent valuations from 3 parties, which support the above statement.

The Australian Taxation Office (ATO) is conducting a number of income tax audits of the economic entity. The company has had discussions with the ATO and has provided the ATO with certain information that the ATO has requested. It is anticipated that the process will take at least a further two or three years to complete and may result in the issuing of amended assessments or other adjustments and/or the testing of the economic entity's position in the courts. Since September 1999, as part of this process, the ATO issued a number of assessments for the economic entity, totalling approximately $56.6 million. These assessments have been disputed. In principle agreement has been reached with the ATO pursuant to which it is anticipated that the disputed assessments will be settled without any significant taxation liability arising for the economic entity. In May 2001 a Position Paper was issued by the ATO on a separate matter proposing an adjustment increasing the 1994 taxable income for the economic entity with a tax effect (inclusive of culpability and late payment penalties) of up to $85.1 million. The ATO has recently indicated as an alternative to the above, it may also issue an assessment to cover the possibility that the relevant adjustment should be made to the 1993 taxable income for the economic entity in which case there is a tax effect of up to $110.1 million. The ATO's proposed adjustment is considered to be factually and legally flawed and is being vigorously contested in discussions with the ATO. Given the amount involved it is considered appropriate to disclose this matter even though the ATO has not issued any assessments at this time. The latest correspondence received from the ATO states that the assessments should issue in due course, and the company advises that it is highly likely that the assessments will be issued in the December 2002 quarter. The economic entity is highly confident that it will be able to successfully challenge any such assessments. The taxation treatment proposed by the ATO could also have broader application. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements and is taking reasonable steps to address issues arising out of the tax audits.
If such audits result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that in the event that tax audit adjustments reduce tax losses which the economic entity has used and those adjustments impact subsidiaries of Austereo Group Limited, then the chief entity has provided an indemnity in favour of Austereo Group Limited.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	1,054,094	848,859	-	-
	1,054,094	848,859	-	-

* refer Note 22 (a) for corresponding amount reflecting the related contingent liability.

(23) EXPENDITURE COMMITMENTS

	CONSOLIDATED 2002	CONSOLIDATED 2001	VILLAGE ROADSHOW LTD 2002	VILLAGE ROADSHOW LTD 2001
(a) Finance leases -				
Payable within 1 year	2,880	2,659	237	113
Payable between 1 and 5 years	9,389	10,035	49	259
Payable after 5 years	145	1,973	145	-
	12,414	14,667	431	372
Less future finance charges	(597)	(1,089)	(38)	(27)
Total finance lease liabilities	11,817	13,578	393	345

(23) EXPENDITURE COMMITMENTS (Cont.)

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(b) (i) Operating leases - Minimum lease payments				
Payable within 1 year	108,679	93,283	492	500
Payable between 1 and 5 years	412,785	344,385	1,969	2,000
Payable after 5 years	1,093,905	914,212	369	875
	1,615,369	1,351,880	2,830	3,375
(b) (ii) Operating leases - Percentage based lease payments				
Payable within 1 year	1,803	3,549	-	-
Payable after 1 year	24,957	52,554	-	-
	26,760	56,103	-	-
Total operating lease commitments	1,642,129	1,407,983	2,830	3,375

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer also to note 31 for details of operating lease commitments relating to discontinuing operations.

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(c) Other expenditure commitments - Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	24,049	48,644	-	-
- associates	29,320	59,073	-	-
- other	13,249	27,583	-	-
	66,618	135,300	-	-
Payable later than one year but not later than five years				
- joint ventures	26,818	46,434	-	-
- associates	5,946	60,243	-	-
- other	-	2,769	-	-
	32,764	109,446	-	-

(24) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(25) REMUNERATION OF DIRECTORS

The names of Directors of the Chief Entity who have held office during the year are:

Directors at balance date:
R.G. Kirby, J.R. Kirby, G.W. Burke, P.E. Foo, P.M. Harvie, W.J Conn, D.B. Reardon & P.D. Jonson

Resigned during the year:
J.H. Beale

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities of which they are Directors or any related party:	18,034	16,407		
	==========	==========		
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party:			8,412	7,085
			==========	==========

The number of Directors who derived the above aggregate income were within the following bands -	2002	2001
$ 0 - $ 9,999	-	1
$ 10,000 - $ 19,999	-	1
$ 30,000 - $ 39,999	-	1
$ 50,000 - $ 59,999	1	-
$ 90,000 - $ 99,999	2	1
$ 130,000 - $ 139,999	-	1
$ 150,000 - $ 159,999	-	1
$ 180,000 - $ 189,999	1	-
$1,110,000 - $1,119,999	1	-
$1,120,000 - $1,129,999	-	1
$1,310,000 - $1,319,999	1	-
$1,490,000 - $1,499,999	1	-
$1,550,000 - $1,559,999	-	1
$1,720,000 - $1,729,999	-	1
$2,000,000 - $2,009,999	1	-
$2,060,000 - $2,069,999	1	-
$2,240,000 - $2,249,999	-	1

(26) REMUNERATION OF EXECUTIVE OFFICERS

	CONSOLIDATED 2002	CONSOLIDATED 2001	VILLAGE ROADSHOW LTD 2002	VILLAGE ROADSHOW LTD 2001
Officers of the economic entity whose remuneration is $100,000 or more, from entities in the economic entity or a related party, in connection with the management of the affairs of the entities in the economic entity whether as an executive officer or otherwise.	24,322	24,690		
	==========	==========		
Remuneration received or due and receivable by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			14,507	13,816
			==========	==========

(26) REMUNERATION OF EXECUTIVE OFFICERS (Cont'd.)

The number of executives who derived the above aggregate income in excess of $100,000 were within the following bands -

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
$ 110,000 - $ 119,999	1	1	-	-
$ 120,000 - $ 129,999	1	1	-	-
$ 130,000 - $ 139,999	4	3	-	-
$ 150,000 - $ 159,999	-	2	-	1
$ 160,000 - $ 169,999	3	1	2	-
$ 170,000 - $ 179,999	1	1	-	1
$ 180,000 - $ 189,999	1	3	-	1
$ 190,000 - $ 199,999	1	1	1	1
$ 200,000 - $ 209,999	1	1	1	-
$ 210,000 - $ 219,999	2	1	-	1
$ 220,000 - $ 229,999	2	1	2	-
$ 230,000 - $ 239,999	1	2	-	1
$ 240,000 - $ 249,999	2	-	-	-
$ 250,000 - $ 259,999	1	2	1	1
$ 260,000 - $ 269,999	1	2	-	2
$ 270,000 - $ 279,999	2	-	1	-
$ 280,000 - $ 289,999	2	2	-	-
$ 290,000 - $ 299,999	-	2	-	-
$ 300,000 - $ 309,999	-	1	-	-
$ 330,000 - $ 339,999	2	2	1	1
$ 340,000 - $ 349,999	2	3	1	-
$ 360,000 - $ 369,999	2	-	2	-
$ 370,000 - $ 379,999	-	2	-	2
$ 390,000 - $ 399,999	1	-	-	-
$ 420,000 - $ 429,999	-	1	-	1
$ 430,000 - $ 439,999	2	-	2	-
$ 490,000 - $ 499,999	-	-	1	-
$ 500,000 - $ 509,999	-	1	-	1
$ 510,000 - $ 519,999	1	-	1	-
$ 520,000 - $ 529,999	1	-	-	-
$ 530,000 - $ 539,999	-	2	-	1
$ 540,000 - $ 549,999	1	-	-	-
$ 600,000 - $ 609,999	1	-	-	-
$ 660,000 - $ 669,999	-	1	-	-
$ 700,000 - $ 709,999	1	-	-	-
$ 750,000 - $ 759,999	1	-	-	-
$ 800,000 - $ 809,999	-	1	-	1
$ 880,000 - $ 889,999	-	1	-	1
$ 960,000 - $ 969,999	-	1	-	1
$1,020,000 - $1,029,999	1	-	1	-
$1,110,000 - $1,119,999	1	-	-	-
$1,120,000 - $1,129,999	-	1	-	1
$1,130,000 - $1,139,999	-	1	-	-
$1,240,000 - $1,249,999	-	1	-	-
$1,310,000 - $1,319,999	1	-	1	-
$1,410,000 - $1,419,999	1	-	-	-
$1,490,000 - $1,499,999	1	-	1	-
$1,550,000 - $1,559,999	-	1	-	1
$1,630,000 - $1,639,999	1	-	1	-
$1,720,000 - $1,729,999	-	1	-	1
$2,000,000 - $2,009,999	1	-	1	-
$2,060,000 - $2,069,999	1	-	1	-
$2,190,000 - $2,199,999	-	1	-	-
$2,240,000 - $2,249,999	-	1	-	1

(27) REMUNERATION OF AUDITORS

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	878	786	140	135
Other services [1]	906	1,769	-	-
Other auditors -				
Auditing accounts	213	192	-	-
Other services [1]	275	116	-	-
	2,272	2,863	140	135
[1] Dissection of Other Services:				
Tax	315	323	-	-
Corporate Finance	490	623	-	-
Advisory	240	788	-	-
Other	136	151	-	-
	1,181	1,885	-	-

Other services fees for 2001 include $1.2 million relating to the restructuring and partial sale of the Austereo group, and the sale of the Staging Connections group, and for 2002 include $0.5 million relating to the potential restructuring of the Village Roadshow Pictures group.

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company has sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit. Net proceeds on sale (after local tax) of approximately A$135 million will result in a profit on sale of approximately A$90 million.

Additional disclosures relating to discontinuing operations are as follows:

	CONSOLIDATED		VILLAGE ROADSHOW LTD	
	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000
(i) Financial Performance Information:				
Other Revenue (incl. Associate net profit (loss))	11,070	6,907	-	-
Operating Profit from discontinuing operations before tax	11,070	6,907	-	-
(ii) Cashflow Information:				
Net operating cashflows:	5,475	3,556	-	-
Net investing cashflows:	1,797	(4,327)	-	-
Net financing cashflows:	-	-	-	-
Total net cashflows	7,272	(771)	-	-
(iii) Financial Position/Other Information:				
Assets - carrying amount at balance date	44,129	32,565	-	-
Liabilities at balance date	-	-	-	-
Net assets at balance date	44,129	32,565	-	-
Net assets disposed of or written down	N/A	N/A	-	-
Selling Price of net assets disposed	N/A	N/A	-	-
Profit on disposal	N/A	N/A	-	-
Tax expense relating to disposal	N/A	N/A	-	-


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(29) BUSINESS UNDERTAKINGS

Interests in joint ventures:
Names and principal activities of joint ventures, the percentage interest held by entities in the economic entity and the contributions of those undertakings to results after tax -

Name	Business	% owned	Contributions to Operating Profit after Tax 2002 $ '000	2001 $ '000
Adelaide Nova / Palace	Cinema operator	25.00%	128	98
Austereo / Simon Richards	Direct marketing	29.15%	365	(219)
Australian Multiplex Cinemas	Multiplex cinema operators	33.33%	8,822	8,610
Browns Plains Multiplex Cinemas	Multiplex cinema operators	25.00%	41	1
Canberra FM Radio	Radio broadcasting	29.15%	922	315
Carlton Nova / Palace	Cinema operator	25.00%	516	372
Castle Towers Multiplex Cinemas	Multiplex cinema operators	25.00%	962	809
Cathay Golden Village Distribution	Film distributor	25.00%	1	49
Damodar Village Force Cinemas	Cinema operator	33.33%	377	309
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	38	63
Data Sell Teleservices	Teleservices	23.32%	-	(35)
Eye Shop	Mall advertising	29.15%	(423)	(96)
Geelong Cinema	Cinema operator	50.00%	(375)	(373)
Jam Factory Cinema	Cinema operator	50.00%	411	266
Jam Factory Shopping Centre	Shopping Centre	50.00%	(329)	-
Luna/Palace Cinema	Cinema operator	25.00%	180	58
MCM Entertainment	Music media	29.15%	(16)	(174)
Morwell Multiplex Cinemas	Cinema operator	75.00%	297	151
Movieline	Cinema ticket seller	33.33%	(994)	(868)
Mt. Gravatt Multiplex Cinemas	Cinema operator	37.50%	1,040	595
New Zealand Multiplex Cinemas	Cinema developer and lessor	50.00%	-	(71)
Parramatta Cinemas	Cinema operator	50.00%	(2,012)	(346)
Queen Street, New Zealand	Cinema operator	33.33%	982	482
Rialto Cinemas	Cinema operator	25.00%	145	31
Village Force Entertainment	Cinema operator	50.00%	3,319	1,568
Village Force Hoyts Cinemas	Cinema operator	33.33%	-	392
Village / GUO / BCC Cinemas	Cinema operator	50.00%	2,186	1,111
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	(98)	-
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	527	296
Village Anderson Cinemas	Cinema operator	50.00%	706	483
Village Palace Cinemas	Cinema operator	50.00%	134	394
Village Warrnambool Cinemas	Cinema operators	50.00%	207	119
Warner Bros. Movie World Holdings	Theme park, Queensland	33.33%	3,587	1,894
Warner Village Cinema Operating Assets	Property owner/lessor	50.00%	(1,241)	(2,559)
Warner Village Cinema Properties	Property owner/lessor	50.00%	(1,706)	(5,357)
Warner Village Exhibition Operating Assets	Property owner/lessor	49.99%	526	(80)
Warner Village Exhibition Properties	Property owner/lessor	49.99%	(3,975)	(4,743)
			15,250	3,545

	CONSOLIDATED 2002 $ '000	2001 $ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	8,645	8,529
Receivables	11,805	12,584
Inventories	759	596
Other	4,690	4,733
Non-current assets:		
Property, plant & equipment	260,025	249,984
Radio license	8,961	8,916
Receivables	178,544	167,582
Other	25,307	22,331
	498,736	475,255

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

GMENT REPORTING

PORTING BY BUSINESS SEGMENTS[1] - CONTINUING OPERATIONS

tes: refer next page)

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000	2002 $ '000	2001 $ '000
OUNTS INCLUDING SPECIFIC ITEMS[2]														
enue from external customers	414,110	280,995	13,762	15,058	254,372	257,021	57,477	131,852	-	-	55,113	383,012	794,834	1,067,938
re of associates net profit (loss)	(7,707)	16,228	10,319	8,119	140	-	-	-	2,222	1,908	-	242	4,974	26,497
l segment revenue	406,403	297,223	24,081	23,177	254,512	257,021	57,477	131,852	2,222	1,908	55,113	383,254	799,808	1,094,435
ment result	23,836	(104,587)	15,941	13,358	80,518	91,880	18,579	28,770	2,222	1,908	(31,681)	119,560	109,415	150,889
ome tax revenue (expense)													(29,971)	(23,110)
profit													79,444	127,779
it attributed to outside equity interest													24,239	5,418
profit attributable to members													55,205	122,361
reciation and amortisation expense	42,437	*	3,328	*	8,604	*	568	*	-	*	4,037	*	58,974	*
-cash expenses other than depreciation	1,122	*	726	*	666	*	(1,252)	*	-	*	2,537	*	3,799	*
ment assets	816,073	812,254	106,079	84,800	561,009	553,287	27,263	117,498	54,351	45,520	584,933	441,841	2,149,708	2,055,200
continuing assets													41,649	61,018
l assets													2,191,357	2,116,218
ment liabilities	132,440	*	414	*	52,503	*	121,495	*	-	*	666,093	*	972,945	*
continuing liabilities													16,803	*
l liabilities													989,748	*
stments in associates included in segment ssets	240,879	*	65,236	*	6,398	*	-	*	19,667	*	153	*	332,333	*
uisition of property, plant & equipment and angible assets	88,033	*	7,581	*	10,665	*	1,483	*	-	*	9,604	*	117,366	*
UNTS EXCLUDING SPECIFIC ITEMS[2]														
enue from external customers	414,110	280,995	13,762	15,058	254,372	257,021	57,477	131,852	-	-	43,360	68,104	783,081	753,030
e of associates net profit (loss)	(7,707)	8,527	10,319	8,119	140	-	-	-	2,222	1,908	-	242	4,974	18,796
l segment revenue	406,403	289,522	24,081	23,177	254,512	257,021	57,477	131,852	2,222	1,908	43,360	68,346	788,055	771,826
nent result	46,965	(4,372)	15,941	14,867	80,518	89,493	18,579	35,552	2,222	1,908	(39,362)	(36,027)	124,863	101,421
me tax revenue (expense)													(29,971)	(23,110)
profit excluding significant items													94,892	78,311
t attributed to outside equity interest													21,492	5,418
profit excluding significant items attributable nembers													73,400	72,893

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

IT REPORTING

ING BY GEOGRAPHIC SEGMENTS[1] - CONTINUING OPERATIONS

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
'S INCLUDING SPECIFIC ITEMS[2]																		
from external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282	(1,380)	7,020	-	(477)	208,269	113,304	49,790	375,311	794,834	1,067,938
associates net profit (loss)	12,479	11,754	-	-	-	-	217	30	12,553	10,238	(20,997)	(5,355)	328	9,882	394	(52)	4,974	26,497
ment revenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312	11,173	17,258	(20,997)	(5,832)	208,597	123,186	50,184	375,259	799,808	1,094,435
assets	905,797	894,449	5,849	5,735	15,987	76,819	26,912	30,744	74,311	81,973	26,227	72,167	536,283	448,248	558,342	445,065	2,149,708	2,055,200
uing assets																	41,649	61,018
ets																	2,191,357	2,116,218
n of property, plant & equipment and le assets	45,116	*	21	*	1,437	*	674	*	23	*	-	*	70,095	*	-	*	117,366	*
'S EXCLUDING SPECIFIC ITEMS[2]																		
from external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282	(1,380)	7,020	-	(477)	208,269	113,304	38,037	60,403	783,081	753,030
associates net profit (loss)	12,479	11,754	-	-	-	-	217	30	12,553	10,238	(20,997)	(5,355)	328	2,181	394	(52)	4,974	18,796
ment revenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312	11,173	17,258	(20,997)	(5,832)	208,597	115,485	38,431	60,351	788,055	771,826

practicable to obtain comparative amounts for disclosures required for the first time on initial adoption of AASB 1005 Segment Reporting

· business and geographic segment reporting):

ed AASB1005 Segment Reporting first applicable 30 June 2002 requires entities to present business and geographic segment information
ne manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated, including Leisure and Greece/Singapore
unit results now combined with Exhibition, and Australian and NZ Distribution results now separately reported as Distribution. In addition, the definition of
evenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes
ancing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary
segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:
t Revenue: interest revenue, proceeds on disposal of assets.
t Result: interest revenue & expense, profit/loss on disposal of assets.
t Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
t Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

ıbove figures relate to Continuing Operations only, other than as separately disclosed for assets & liabilities.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

ONTINUING OPERATIONS

the year ended 30 June 2002, the economic entity progressed its restructuring program by selling its cinema operations in Malaysia, Thailand and India. Therefore, the results of these operations een classified as discontinuing for both the current and previous corresponding periods, in accordance with AASB 1042: Discontinuing Operations. Residual activity for the operations which were tinued in prior periods is also disclosed below. The results of the discontinuing cinema operations are included in the Exhibition business segment and the European and Asian geographical ents, and the results of the discontinuing production operations are included in the Production business segment and the Australian and USA geographical segments. These disposals and ion of activity are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand 2002 $ '000	India 2002 $ '000	Germany 2002 $ '000	Austria 2002 $ '000	Switzerland 2002 $ '000	Hungary 2002 $ '000	France 2002 $ '000	Malaysia 2002 $ '000	Total Exhibition 2002 $ '000	Production 2002 $ '000	Total Group 2002 $ '000
ancial Performance Information											
revenue	-	-	-	11,383	-	-	-	-	11,383	-	11,383
revenue	21,542	3,276	1,709	114	107	-	538	-	27,286	1,885	29,171
st expense	-	-	-	1	-	-	-	-	1	21	22
expenses	24,715	2,925	2,299	14,133	(58)	-	572	(350)	44,236	400	44,636
ting profit /(loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)	165	-	(34)	350	(5,568)	1,464	(4,104)
shflow Information											
onsolidated net cashflows of the discontinuing ion during the reporting period were as follows:											
erating cashflows	(150)	-	(1,897)	(2,883)	-	-	-	-	(4,930)	(598)	(5,528)
vesting cashflows	7,650	-	(4,179)	-	-	-	-	650	4,121	-	4,121
ancing cashflows	588	-	-	2,947	-	-	-	-	3,535	-	3,535
et cashflows	8,088	-	(6,076)	64	-	-	-	-	2,726	(598)	2,128
ancial Position/Other Information											
s - carrying amount at balance date	11,766	3,000	20,104	1,800	-	-	-	4,979	41,649	-	41,649
ies at balance date	-	100	8,819	3,871	-	-	-	-	12,790	4,013	16,803
sets at balance date	11,766	2,900	11,285	(2,071)	-	-	-	4,979	28,859	(4,013)	24,846
sets disposed of or written down	23,438	2,773	-	-	-	-	-	6,031	32,242	(1,464)	30,778
price of net assets disposed	19,416	3,000	-	-	-	-	-	6,381	28,797	-	28,797
Loss) on disposal/write down of net assets	(4,022)	227	-	-	-	-	-	350	(3,445)	1,464	(1,981)
pense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-

penditure commitments:

ing leases - minimum lease payments	
Payable within 1 year	3,964
Payable between 1 and 5 years	15,856
Payable after 5 years	61,215
	81,035

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

ONTINUING OPERATIONS (Cont'd)

	Thailand 2001 $ '000	India 2001 $ '000	Germany 2001 $ '000	Austria 2001 $ '000	Switzerland 2001 $ '000	Hungary 2001 $ '000	France 2001 $ '000	Malaysia 2001 $ '000	Total Exhibition 2001 $ '000	Production 2001 $ '000	Total Group 2001 $ '000
ancial Performance Information											
revenue	-	-	18,151	10,509	10,683	-	8,762	-	48,105	488	48,593
revenue (incl. assoc. profits (losses))	766	219	955	102	5,512	8,802	7,889	-	24,245	191	24,436
st expense	-	-	102	18	38	175	753	-	1,086	-	1,086
expenses	122	122	52,255	26,052	19,131	10,893	10,082	2,000	120,657	18,568	139,225
ting profit/(loss) from discontinuing operations before tax	644	97	(33,251)	(15,459)	(2,974)	(2,266)	5,816	(2,000)	(49,393)	(17,889)	(67,282)
shflow Information											
onsolidated net cashflows of the discontinuing ion during the reporting period were as follows:											
erating cashflows	(27)	-	4,068	(4,610)	(4,096)	1,659	2,078	-	(928)	1,792	864
vesting cashflows	-	(987)	(3,149)	-	13,376	8,929	14,446	-	32,615	-	32,615
ancing cashflows	572	-	1,479	1,567	(10,129)	(13,895)	(16,844)	-	(37,250)	-	(37,250)
et cashflows	545	(987)	2,398	(3,043)	(849)	(3,307)	(320)	-	(5,563)	1,792	(3,771)
ancial Position/Other Information											
; - carrying amount at balance date	26,143	2,714	24,464	-	-	-	13	6,000	59,334	1,684	61,018
ies at balance date	1,369	-	12,486	2,680	-	-	-	-	16,535	9,366	25,901
sets at balance date	24,774	2,714	11,978	(2,680)	-	-	13	6,000	42,799	(7,682)	35,117
sets disposed of or written down	-	-	57,184	13,531	13,575	10,231	32,549	2,000	129,070	17,889	146,959
price of net assets disposed	-	-	27,973	-	13,264	7,021	40,576	-	88,834	-	88,834
Loss) on disposal/write down of net assets	-	-	(29,211)	(13,531)	(311)	(3,210)	8,027	(2,000)	(40,236)	(17,889)	(58,125)
pense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-

	Total Group 2001 $ '000
penditure commitments:	
ing leases - minimum lease payments	
Payable within 1 year	4,904
Payable between 1 and 5 years	19,616
Payable after 5 years	112,192
	136,712

(32) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly or bi-annually with terms ranging from less than one year to five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.
Details of security over bank loans is set out in Note 16.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2001: 7.175 cents franked to 2.817 cents) per Ordinary share and 10.175 cents franked to 9.205 cents (2001: 10.175 cents franked to 3.995 cents) per A Class Preference share for the financial year ended 30 June 2002.

Convertible Notes
Refer Note 16 for details in relation to convertible notes issued by the chief entity.

(32) FINANCIAL INSTRUMENTS (cont.)

(a) Terms, conditions and accounting policies (cont.)

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been recognised at the issue value of the shares. Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 19.

Preference shares:
From 1 July 1998, Preference share capital has been recognised at the issue value of the shares. Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued are set out in Note 19.

Unrecognised Financial Instruments

Interest rate swaps:

The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objectives of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $157.4 million. These swaps covered approximately 57% of total borrowings of the economic entity drawdown at balance date. The majority of the swaps mature in the short to medium term.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) FINANCIAL INSTRUMENTS (cont.)

(b) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the balance sheet		Weighted average effective interest rate	
	2002 $ '000	2001	2002 $ '000	2001	2002 $ '000	2001	2002 $ '000	2001	2002 $ '000	2001	2002 $ '000	2001	2002 %	2001
(i) Financial assets														
Cash	265,661	303,294	-	-	-	-	-	-	-	-	265,661	303,294	5.15%	5.00%
Receivables - trade debtors	-	-	-	-	-	-	-	-	143,220	201,846	143,220	201,846	N/A	N/A
Receivables - associated entities and other current advances	-	-	-	-	-	-	-	-	216,798	163,376	216,798	163,376	N/A	N/A
Secured advances	35,200	41,419	-	-	-	-	-	-	-	-	35,200	41,419	5.00%	5.00%
Unsecured advances	-	-	-	-	-	-	-	-	164,550	84,544	164,550	84,544	N/A	N/A
Total financial assets	300,861	344,713	-	-	-	-	-	-	524,568	449,766	825,429	794,479		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	181,027	222,487	181,027	222,487	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	273,626	82,753	273,626	82,753	N/A	N/A
Secured and unsecured borrowings	116,575	208,009	57,425	96,600	100,000	-	-	-	-	-	274,000	304,609	6.14%	7.98%
Convertible notes	-	-	-	-	25,643	33,973	-	-	-	-	25,643	33,973	6.43%	6.43%
Provision for dividends	-	-	-	-	-	-	-	-	25,715	41,542	25,715	41,542	N/A	N/A
Finance lease liabilities	-	-	2,582	2,241	9,235	11,337	-	-	-	-	11,817	13,578	7.03%	7.03%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	116,575	208,009	60,007	98,841	134,878	45,310	-	-	480,368	346,782	791,828	698,942		

N/A - not applicable for non-interest bearing financial instruments.

* not applicable since these financial instruments are not recognised in the financial statements


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(32) FINANCIAL INSTRUMENTS (cont.)

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	Total carrying amount as per balance sheet		Aggregate net fair value	
	2002	2001	2002	2001
Financial assets:	$'000	$'000	$'000	$'000
Cash	265,661	303,294	265,661	303,294
Receivables - trade debtors	143,220	201,846	143,220	201,846
Receivables - associated entities and other advances	216,798	163,376	162,518	122,471
Secured advances	35,200	41,419	26,387	33,533
Unsecured advances	164,550	84,544	164,550	84,544
Total financial assets	825,429	794,479	762,336	745,688
Financial liabilities:				
Trade and sundry creditors	181,027	222,487	181,027	222,487
Accounts payable - associated and other entities	273,626	82,753	273,626	82,753
Secured and unsecured borrowings	274,000	304,609	252,470	253,310
Convertible notes	25,643	33,973	21,338	25,467
Dividends payable	25,715	41,542	25,715	41,542
Finance lease liabilities	11,817	13,578	10,016	11,280
Interest rate swaps	*	*	(2,099)	(1,801)
Total financial liabilities	791,828	698,942	762,093	635,038

* not applicable since financial instruments are not recognised in the financial statements.

Receivables from associated entities and other advances, and secured advances, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:

The carrying amount approximates fair value.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.


VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(32) FINANCIAL INSTRUMENTS (cont.)

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $2.1 million.

Concentrations of credit risk:

The Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. However, the majority of customers are concentrated in Australia. Refer also to Note 30 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	Maximum credit risk exposure for each concentration	
	Percentage of total trade debtors 2002	Consolidated total balance 2002
Industry segment:	(%)	$'000
Exhibition	46	65,440
Theme parks	1	1,597
Radio	39	55,602
Production	4	5,774
Distribution	-	-
Other	10	14,807
	100	143,220

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(33) RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) **Immediate Parent Entity**

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Kirby's Investments Pty. Limited which is incorporated in Australia.

Village Roadshow Corporation Limited received a partially franked dividend of $8,023,072 (2001 $8,023,072) on Ordinary shares and $703 (2001 $703) on A Class Preference shares from the company. In addition, First Gatoom Pty Ltd, as Trustee of the Kirby Capital Growth Trust, received a partially franked dividend of $30,525 (2001 $30,525) on A Class Preference shares from the company.

(33) RELATED PARTY TRANSACTIONS (Cont.)

(b) **Controlled entities:**

The company and Austereo Group Ltd. have entered into an intercompany agreement for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2001 $83,333) received by the company in respect of this agreement.

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year: (material amounts have been separately identified)

	CONSOLIDATED	
	2002	2001
	$ '000	$ '000
Dividend and trust distribution revenue:		
Roadshow Unit Trust	3,466	4,916
Sea World Property Trust	8,372	5,398
	11,838	10,314
Interest revenue		
Warner Village Investments Ltd	9,536	10,452
Other	694	2,290
	10,230	12,742
Management & service fee revenue:		
CGV Company Limited	6,831	5,223
Other	9,096	7,869
	15,927	13,092
Commissions & fee revenue	75	1,345
Royalty revenue	-	-
Radio advertising charges	5,828	4,442
Borrowing costs paid	950	262

(d) **Transactions with Directors and Director-related entities:**

The names and remuneration of Directors is disclosed in Note 25.

Directors' relevant interests in shares and options of the company and related bodies corporate as at the date of the report were as follows :

	Village Roadshow Corporation Ltd		Village Roadshow Limited		Austereo Group Limited	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Robert G. Kirby	2,049,530	4,059	111,920,817	407,073	251,562,594	-
John R. Kirby	2,053,851	4,359	111,819,817	306,906	251,562,594	-
Graham W. Burke	68,933	1,746	2,400	1,390,400	-	-
Peter M. Harvie	250	-	274,140	248,480	1,030,001	-
William J. Conn	-	-	191,563	1,153,019	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-

With the exception of 5,001 Ordinary shares in Austereo Group Limited, all shares owned by P.M. Harvie are held under the company's and Austereo Group Limited's Executive Share Plan and the company's Executive and Employee Option Plan. Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19.

W.J. Conn and his Director-related entities received unfranked dividends of $4,510 (2001 $4,510) on Ordinary shares and $1,464 (2001 $1,021) on A Class Preference shares which were reinvested in the company's Dividend Reinvestment Plan for 4,742 A Class Preference shares (2000 4,354 A Class Preference shares) at $1.26 per share (2001 $1.27).

At the end of the financial year loans to P.M. Harvie relating to the Executive Share Plan, Executive and Employee Option Scheme and the Austereo Group Limited Share Plan amounted to [illegible]

(33) RELATED PARTY TRANSACTIONS (Cont.)

(d) **Transactions with Directors and Director-related entities (Cont.):**

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited as at 30 June 2002. Penfolds Buscombe Limited acquired the assets of Buscombe Limited in the year ended 30 June 2002, and Buscombe Limited acquired the assets of Prestige Plates Pty. Ltd. in the year ended 30 June 2001.
A total of $1,688,716 was paid to Penfolds Buscombe Limited and Buscombe Limited (2001 $1,367,909 paid to Buscombe Limited and $45,204 paid to Prestige Plates Pty Ltd.) for printing and stationery services provided to the Economic Entity. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

A trust distribution and fees of $2,047,705 (2001 $2,402,417) were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G W Burke, a Director of the Trust, in his capacity as a unitholder. Mr. G.W. Burke has held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group.

During the year 1,864,124 A Class Preference shares at a market value of $2,937,469 (2001 733,333 shares at $1,165,999 value) in the chief entity were issued under the Executive Share Plan to C. Antonopolous, G. Basser, S. Boxer, T. Carroll, K. Darivakis, C. Gallaher, P. Garner, J. Iozzi, C. Johnstone, S. Kappen, P. Leggo, G. Livery, S. Phillipson, J. Raffe and K. Senior for $1.52 and $1.58 per share, who are directors of controlled entities of the chief entity, which amounts were funded by loans totalling $2,949,223 (2001 $1,170,664).

During the year no Ordinary shares in Austereo Group Limited were issued under the Austereo Group Limited Executive Share Plans and Loan Facility to directors of controlled entities of the company (2001 2,575,000 Ordinary shares at a market value of $4,763,750 funded by loans totalling $4,782,571).

As at the end of the financial year, total loans to executives who were directors of controlled entities of the company at the time of the granting of the loans, in relation to the Executive Share Plan, the Executive and Employee Option Plan and the Austereo Group Limited Executive Share Plans were $19,345,878 (2001 $20,069,932).

Under the terms of the Executive and Employee Option Plan loan facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan loan facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plans and Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Reimbursement of rental and vehicle expenses of $41,850 (2001 $41,600) was made to Vinden Lodge Pty. Ltd., a company in which P.E. Foo has a significant interest.

(e) **Material Contracts with Other Executives**

B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2001 15%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(f) **Other Material Contracts**

A 7.5% film production profit share currently accrues to P.A. Ziegler and his directly related entities.

(34) EMPLOYEES

The number of full-time equivalents employed as at 30 June 2002 is 1,636.



VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
) Director

Melbourne, 20 September 2002

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT AUDIT REPORT

To the members of Village Roadshow Limited

Scope
We have audited the financial report of Village Roadshow Limited for the financial year ended 30 June 2002, as set out on pages 10 to 57, including the Directors' Declaration. The financial report includes the financial statements of Village Roadshow Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the Corporations Act 2001 including:

    (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

    (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Partner, Melbourne

20 September 2002

Shaun Driscoll

From: ASX Online [ASX.Online@asx.com.au]
Sent: 20 September 2002 10:24
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release


PDF
Adobe

Remuneration change 02.pdf


SEC MAIL
RECEIVED
PROCESSING
OCT 07 2002
WASH, D.C.
154
SECTION

ASX confirms the release to the market of Doc ID: 25632 as follows:
Release Time: 20-Sep-2002 10:21:32
ASX Code: VRL
File Name: Remuneration change 02.pdf
Your Announcement Title: Executive Director salaries reduced



Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW REDUCES EXECUTIVE DIRECTORS' SALARIES

20 September 2002

The Remuneration Committee of Village Roadshow Limited today announced it has reduced the base salaries of four Executive Directors effective from 1 July 2002. Annual base salaries of Executive Directors, Robert Kirby, John Kirby, Graham Burke and Peter Foo, have been reduced by 20% from financial year 2002 levels. It should be noted that Peter Harvie, the other Executive Director on the Board, is paid and employed by Austereo and disclosed in the Austereo accounts, his details are disclosed in the VRL Directors remuneration section because of his membership of both company Boards.

In addition to reducing the base salaries, the Company has amended the way it calculates annual bonuses. The annual bonus component for the Executive Directors will now be determined through a mixture of share price performance and cash flow return on investment. This means that the Executive Directors can now only achieve a large portion of their bonus if and when substantive share price increases are achieved. These new arrangements were developed in concert with the views of various external remuneration experts and consultation with several large institutional shareholders in the Company.

The directors believe that they therefore have met their undertaking to align Executive Director remuneration to that of shareholder interests. Robert Kirby, Executive Chairman of Village Roadshow said, "The Company gave an undertaking to have Executive Directors' remuneration packages benchmarked against similar companies in the market. This has now been completed, and whilst the review indicated the existing packages were justified, both the Executive Directors and the Remuneration Committee have responded to recent investor concerns and have now implemented the changes. In the spirit of our prior commitment to our shareholders and to the Company, we have agreed that the new lower base salaries are to take effect from 1 July 2002."

For further information contact:
Mr Graham Burke, Managing Director
(03) 9667 6602

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STO...

DATE : 23 September 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 7

BRIEF SUMMARY OF CONTENTS:

Change of Director's Interests Notice x1

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	28 AUGUST 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 SEPTEMBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

e of Director: GRAHAM WILLIAM BURKE
e of Company: VILLAGE ROAD OW LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	2,400	2,400	01-Jan-02		
AL		2,400			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

CTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
Burke	2,000,000	2,000,000	01-Jan-02	$3.00	Expiring 30-Nov-07
Burke	2,000,000	2,000,000	01-Jan-02	$4.00	Expiring 30-Nov-07
Burke	2,000,000	2,000,000	01-Jan-02	$5.00	Expiring 30-Nov-07
AL		6,000,000			

e of Director: **GRAHAM WILLIAM BURKE**
e of Company: **VILLAGE ROAD .OW LIMITED**
e and Type of Security: **A CLASS PREFERENCE SHARES**

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	1,390,400	1,390,400	01-Jan-02		
AL		**1,390,400**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		**0**			

of Director: **GRAHAM WILLIAM BURKE**
of Company: **VILLAGE ROAD OW CORPORATION LIMITED**
and Type of Security: **ORDINARY SHARES**

CTORS INTERESTS IN SECURITIES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	65,933 600	66,533	20-Sep-02	$9.00	
Investments Pty Ltd	3,000	3,000	01-Jan-02		Director and shareholder of Burvil Investments Pty Ltd
L		69,533			

CTORS INTERESTS IN CONTRACTS FOR SHARES

lame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

e of Director: **GRAHAM WILLIAM BURKE**
e of Company: **VILLAGE ROAD .OW CORPORATION LIMITED**
e and Type of Security: **PREFERENCE SHARES**

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Burke	1,746	1,746	01-Jan-02		
AL		**1,746**			

CTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		**0**			